AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996
                                                       REGISTRATION NO. 33-94204

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     ( )

                       Pre-Effective Amendment No. 2                 (X)

                      Post-Effective Amendment No.                   ( )

                                      and

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ( )

                           Amendment No. 2                           (X)


              FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY
                              SEPARATE ACCOUNT C
                          (Exact Name of Registrant)
               First Providian Life and Health Insurance Company
         (Formerly National Home Life Assurance Company of New York)
                             (Name of Depositor)

                              520 Columbia Drive
                         Johnson City, New York 13790
              (Address of Depositor's Principal Executive Office)
                 Depositor's Telephone Number: (607) 772-8750

                          Kimberly A. Scouller, Esq.
              First Providian Life and Health Insurance Company
                            400 West Market Street
                                P.O. Box 32830
                          Louisville, Kentucky 40232
                   (Name and Address of Agent for Service)

                                  Copies to:
                          Michael Berenson, Esquire
                         Margaret E. Hankard, Esquire
                      Jorden Burt Berenson & Johnson LLP
                      1025 Thomas Jefferson Street, N.W.
                                Suite 400 East
                         Washington, D.C. 20007-0805

                Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

  Immediately upon filing pursuant to paragraph (b) of Rule 485. On _____________, pursuant to paragraph (b)(1)(v) of Rule 485. 60 days after filing pursuant to paragraph (a)(1) of Rule 485. On _____________, pursuant to paragraph (a)(1) of Rule 485.
  75 days after filing pursuant to paragraph (a)(2) of Rule 485. On _____________, 1995 pursuant to paragraph (a)(2) of Rule 485.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of securities being offered pursuant to this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              PURSUANT TO RULE 481

               SHOWING LOCATION IN PART A (PROSPECTUS) AND PART B
             (STATEMENT OF ADDITIONAL INFORMATION) OF REGISTRATION
                 STATEMENT OF INFORMATION REQUIRED BY FORM N-4

                                     PART A


ITEM OF
-------                                            PROSPECTUS CAPTION
FORM N-4                                           ------------------
--------
 1.  Cover Page......................             Cover Page
 2.  Definitions.....................             GLOSSARY
 3.  Synopsis........................             HIGHLIGHTS; FEE TABLE;
                                                  Performance Measures
 4.  Condensed Financial Information.             Not Applicable
 5.  General Description of
     Registrant, Depositor, and
     Portfolio Companies.............             First Providian Life and Health Insurance
                                                  Company; First Providian Life and Health
                                                  Insurance Company Separate Account C;
                                                  The Portfolios; Voting Rights

 6.  Deductions......................             Charges and Deductions; FEDERAL TAX
                                                  CONSIDERATIONS; FEE TABLE
 7.  General Description of Variable
     Annuity Contracts...............             CONTRACT FEATURES; Distribution-at-
                                                  Death Rules; Voting Rights; Allocation of
                                                  Purchase Payments; Exchanges Among
                                                  the Portfolios; Additions, Deletions, or
                                                  Substitutions of Investments

 8.  Annuity Period..................             Annuity Payment Options
 9.  Death Benefit...................             Death of Annuitant Prior to Annuity Date
10.  Purchases and Contract Value....             Contract Application and Purchase
                                                  Payments; Accumulated Value
11.  Redemptions.....................             Full and Partial Withdrawals; Annuity
                                                  Payment Options; Right to Cancel Period
12.  Taxes...........................             FEDERAL TAX CONSIDERATIONS
13.  Legal Proceedings...............             Part B: Legal Proceedings

14.  Table of Contents of the
     Statement of Additional
     Information.....................             Table of Contents of the Providian
                                                  Advisor's Edge Statement of Additional
                                                  Information

                                     PART B


ITEM OF                                       STATEMENT OF ADDITIONAL
-------                                       -----------------------
FORM N-4                                      INFORMATION CAPTION
--------                                      -------------------
15.  Cover Page.........................      Cover Page
16.  Table of Contents..................      Table of Contents
17.  General Information and History....      THE COMPANY
18.  Services...........................      Part A: Auditors; Part B:
                                              SAFEKEEPING OF ACCOUNT
                                              ASSETS; DISTRIBUTION OF THE
                                              CONTRACTS
19.  Purchase of Securities Being
     Offered............................      DISTRIBUTION OF THE
                                              CONTRACTS; Exchanges

20.  Underwriters.......................      DISTRIBUTION OF THE
                                              CONTRACTS
21.  Calculation of Performance Data....      PERFORMANCE INFORMATION
22.  Annuity Payments...................      Computations of Annuity Income
                                              Payments
23.  Financial Statements...............      FINANCIAL STATEMENTS

     FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY SEPARATE ACCOUNT C
                                  PROSPECTUS

                                    FOR THE
                   PROVIDIAN ADVISOR'S EDGE VARIABLE ANNUITY
                                  OFFERED BY
               FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY
                          (A NEW YORK STOCK COMPANY)
                            ADMINISTRATIVE OFFICES
                              520 COLUMBIA DRIVE
                         JOHNSON CITY, NEW YORK 13790

The Providian Advisor's Edge variable annuity contract (the "Contract"), offered through First Providian Life and Health Insurance Company (the "Company", "us", "we" or "our," and formerly, "National Home Life Assurance Company of New York"), provides a vehicle for investing on a tax-deferred basis in 17 investment company Portfolios. The Contract is a group variable annuity contract and is intended for retirement savings or other long-term investment purposes.

The minimum initial Purchase Payment for Non-Qualified Contracts is $5,000. The minimum initial Purchase Payment for Qualified Contracts is $2,000 (or $50 monthly by payroll deduction). The Contract is a flexible-premium deferred variable annuity that provides for a Right to Cancel Period of 10 days (20 days for replacement) plus a 5 day grace period to allow for mail delivery, during which you may cancel your investment in the Contract.

Your Net Purchase Payments for the Contract may be allocated among 17 Subaccounts of First Providian Life and Health Insurance Company's Separate Account C. Assets of each Subaccount are invested in one of the following Portfolios (which are contained within five open-end, diversified investment companies):

      . DFA Small Value Portfolio            . Federated High Income Bond Fund
      . DFA Large Value Portfolio              II
                                             . Federated Fund for U.S.
                                               Government Securities II
      . DFA International Value Portfolio
      . DFA International Small Portfolio
      . DFA Short-term Fixed Portfolio       . Montgomery Growth Portfolio
      . DFA Global Bond Portfolio            . Montgomery Emerging Markets
                                               Portfolio
      . Federated American Leaders Fund II
                                             . Wanger U.S. Small Cap Advisor
      . Federated Utility Fund II            . Wanger International Small Cap
      . Federated Prime Money Fund II          Advisor

                                             . Weiss, Peck & Greer's Core Large-
                                               Cap Stock Fund

                                             . Weiss, Peck & Greer's Core Small-
                                               Cap Stock Fund

Your initial Net Purchase Payment(s) will, when your Contract is issued, be invested immediately in your chosen Portfolios, unless you indicate otherwise.

The Contract's Accumulated Value varies with the investment performance of the Portfolios you select. You bear all investment risk associated with the Portfolios. Investment results for your Contract are not guaranteed.

The Contract offers a number of ways of withdrawing monies at a future date, including a lump sum payment and several Annuity Payment Options. Full or partial withdrawals of the Contract's Surrender Value may be made at any time, although in many instances withdrawals made prior to age 59 1/2 are subject to a 10% penalty tax (and a portion may be subject to ordinary income taxes). If you elect an Annuity Payment Option, Annuity Payments may be received on a fixed and/or variable basis. You also have significant flexibility in choosing the Annuity Date on which Annuity Payments begin.

This Prospectus sets forth the information you should know before investing in the Contract. It must be accompanied by a current Prospectus for each Fund. Please read the Prospectuses carefully and retain them for future reference. A Statement of Additional Information for the Contract Prospectus, which has the same date as this Prospectus, has also been filed with the Securities and Exchange Commission, is incorporated herein by reference and is available free by calling our Administrative Offices at 1-800-250-1828. The Table of Contents of the Statement of Additional Information is included at the end of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The Contract is available only in the State of New York.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

            The date of this Prospectus is November 15, 1996.

                               TABLE OF CONTENTS
                                                                           Page

GLOSSARY....................................................................   2
HIGHLIGHTS..................................................................   5
FEE TABLE...................................................................   7
Financial Statements........................................................   9
Performance Measures........................................................   9
Additional Performance Measures.............................................   9
Yield and Effective Yield...................................................  10
The Company and the Separate Account........................................  11
DFA Investment Dimensions Group In..........................................  11
The Federated Insurance Series..............................................  12
The Montgomery Funds III....................................................  12
Wanger Advisors Trust.......................................................  12
Tomorrow Funds Retirement Trust.............................................  12
The Portfolios..............................................................  12
CONTRACT FEATURES...........................................................  15
  Right to Cancel Period....................................................  15
  Contract Application and Purchase Payments................................  16
  Purchasing by Wire........................................................  16
  Allocation of Purchase Payments...........................................  16
  Charges and Deductions....................................................  16
  Accumulated Value.........................................................  18
  Exchanges Among the Portfolios............................................  18
  Full and Partial Withdrawals..............................................  18
  Systematic Withdrawal Option..............................................  19
  Dollar Cost Averaging Option..............................................  19
  IRS-Required Distributions................................................  20
  Minimum Balance Requirement...............................................  20
  Designation of an Annuitant's Beneficiary.................................  20
  Death of Annuitant Prior to Annuity Date..................................  21
  Annuity Date..............................................................  21
  Lump Sum Payment Option...................................................  21
  Annuity Payment Options...................................................  21
  Deferment of Payment......................................................  23
FEDERAL TAX CONSIDERATIONS..................................................  23
GENERAL INFORMATION.........................................................  28

                                   GLOSSARY

Accumulation Unit - A measure of your ownership interest in the Contract prior to the Annuity Date.

Accumulation Unit Value - The value of each Accumulation Unit which is calculated each Valuation Period.

Accumulated Value - The value of all amounts accumulated under the Contract prior to the Annuity Date.

Adjusted Death Benefit - The sum of all Net Purchase Payments made during the first six Contract Years, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken.

Annual Contract Fee - The $30 annual fee charged by the Company to cover the cost of administering each Contract. The Annual Contract Fee will be deducted on each Contract Anniversary and upon surrender, on a pro rata basis, from each Subaccount.

Annuitant - The person whose life is used to determine the duration of any Annuity Payments and upon whose death, prior to the Annuity Date, benefits under the Contract are paid.

Annuitant's Beneficiary - The person(s) to whom any benefits are due upon the Annuitant's death prior to the Annuity Date.

Annuity Date - The date on which Annuity Payments begin. The Annuity Date is always the first day of the month you specify.

Annuity Payment - One of a series of payments made under an Annuity Payment Option.

Annuity Payment Option - One of several ways in which withdrawals from the Contract may be made. Under a Fixed Annuity Option (see "Annuity Payment Options," page 21), the dollar amount of each Annuity Payment does not change over time. Under a Variable Annuity Option (see "Annuity Payment Options," page
21), the dollar amount of each Annuity Payment may change over time, depending upon the investment experience of the Portfolio or Portfolios you choose. Annuity Payments are based on the Contract's Accumulated Value as of 10 Business Days prior to the Annuity Date.

Annuity Unit - Unit of measure used to calculate Variable Annuity Payments (see "Annuity Payment Options," page 21).

Annuity Unit Value - The value of each Annuity Unit which is calculated each Valuation Period.

Business Day - A day when the New York Stock Exchange is open for trading.

Company ("we", "us", "our") - First Providian Life and Health Insurance Company, a New York stock company.

Contract - The group flexible premium variable annuity contract described in this Prospectus, participation in which will be evidenced by a certificate issued to the Contract Owner.

Contract Anniversary - Any anniversary of the Contract Date.

Contract Date - The date of issue of this Contract.

Contract Owner ("you", "your") - The person or persons designated as the Contract Owner in the Contract application. The term shall also include any person named as Joint Owner. A Joint Owner shares ownership in all respects with the Contract Owner. Prior to the Annuity Date, the Contract Owner has the right to assign ownership, designate beneficiaries, make permitted withdrawals and Exchanges among Subaccounts.

Contract Year - A period of 12 months starting with the Contract Date or any Contract Anniversary.

Death Benefit - The greater of the Contract's Accumulated Value on the date the Company receives due Proof of Death of the Annuitant or the Adjusted Death Benefit.

Exchange - One Exchange will be deemed to occur with each voluntary transfer from any Subaccount.

Funds - Each of (i) DFA Investment Dimensions Group Inc., (ii) Federated Insurance Series (advised by Federated Advisers), (iii) The Montgomery Funds III (advised by Montgomery Asset Management, L.P.), (iv) Wanger Advisors Trust (advised by Wanger Asset Management, L.P.) and (v) Tomorrow Funds Retirement Trust (advised by Weiss, Peck & Greer, L.L.C.). The Separate Account invests in the Portfolios.

General Account - The account which contains all of our assets other than those held in our separate accounts.

Net Purchase Payment - Any Purchase Payment less the applicable Premium Tax, if any.

Non-Qualified Contract - Any Contract other than those described under the Qualified Contract reference in this Glossary.

Owner's Designated Beneficiary - The person to whom ownership of this Contract passes upon the Contract Owner's death, unless the Contract Owner was also the Annuitant-in which case the Annuitant's Beneficiary is entitled to the

Death Benefit. (Note: this transfer of ownership to the Owner's Designated Beneficiary will generally not be subject to probate, but will be subject to estate and inheritance taxes. Consult with your tax and estate adviser to be sure which rules will apply to you.)

Payee - The Contract Owner, Annuitant, Annuitant's Beneficiary, or any other person, estate, or legal entity to whom benefits are to be paid.

Portfolio - A separate investment portfolio of the Funds. The Funds currently offer 17 Portfolios in the Providian Advisor's Edge: the VA Small Value Portfolio (the "DFA Small Value Portfolio"), the VA Large Value Portfolio (the "DFA Large Value Portfolio"), the VA International Value Portfolio (the "DFA International Value Portfolio"), the VA International Small Portfolio (the "DFA International Small Portfolio"), the VA Short-Term Fixed Portfolio (the "DFA Short-Term Fixed Portfolio") and the VA Global Bond Portfolio (the "DFA Global Bond Portfolio") of DFA Investment Dimensions Group Inc.; the Federated American Leaders Fund II (the "Federated American Leaders Portfolio"), the Federated Utility Fund II (the "Federated Utility Portfolio"), the Federated Prime Money Fund II (the "Federated Prime Money Portfolio"), the Federated Fund for U.S. Government Securities II (the "Federated U.S. Government Securities Portfolio") and the Federated High Income Bond Fund II (the "Federated High Income Bond Portfolio") of Federated Insurance Series; the Montgomery Variable
Series: Growth Fund (the "Montgomery Growth Portfolio") and the Montgomery Variable Series: Emerging Markets Fund (the "Montgomery Emerging Markets Portfolio") of The Montgomery Funds III; the Wanger U.S. Small Cap Advisor (the "Wanger U.S. Small Cap Advisor Portfolio") and the Wanger International Small Cap Advisor (the "Wanger International Small Cap Advisor Portfolio") of Wanger Advisors Trust; and the Core Large-Cap Stock Fund (the "Weiss, Peck & Greer Core Large-Cap Stock Portfolio") and the Core Small-Cap Stock Fund (the "Weiss, Peck & Greer Core Small-Cap Stock Portfolio") of the Tomorrow Funds Retirement Trust (each, a "Portfolio" and collectively, the "Portfolios"). In this Prospectus, Portfolio will also be used to refer to the Subaccount that invests in the corresponding Portfolio.

Premium Tax - A regulatory tax that may be assessed by your state on the Purchase Payments you make to this Contract. The amount which we must pay as Premium Tax, if any, will be deducted from each Purchase Payment or from your Accumulated Value as it is incurred by us.

Proof of Death - (a) A certified death certificate; (b) a certified decree of a court of competent jurisdiction as to the finding of death; (c) a written statement by a medical doctor who attended the deceased; or (d) any other proof of death satisfactory to the Company.

Purchase Payment - Any premium payment. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts (or $50 monthly by payroll deduction for Qualified Contracts); each additional Purchase Payment must be at least $500 for Non-Qualified Contracts or $50 for Qualified Contracts. Purchase Payments may be made at any time prior to the Annuity Date as long as the Annuitant is living.

Qualified Contract - An annuity contract as defined under Sections 403(b) and 408(b) of the Internal Revenue Code of 1986, as amended (the "Code").

Right to Cancel Period - The period during which the Contract can be canceled and treated as void from the Contract Date.

Separate Account - That portion of First Providian Life and Health Insurance Company's Separate Account C dedicated to the Contract. The Separate Account consists of assets that are segregated by First Providian Life and Health Insurance Company and, for Contract Owners, invested in the Portfolios. The Separate Account is independent of the general assets of the Company.

Subaccount - That portion of the Separate Account that invests in shares of the Funds' Portfolios. Each Subaccount will only invest in a single Portfolio. The investment performance of each Subaccount is linked directly to the investment performance of one of the 17 Portfolios.

Surrender Value - The Accumulated Value less any Premium Taxes incurred but not yet deducted.

Valuation Period - The relative performance of your Contract is measured by the Accumulation Unit Value. This value is calculated each Valuation Period. A Valuation Period is defined as the period of time between the close of business on one Business Day and the close of business on the following Business Day.

                                  HIGHLIGHTS

YOU CAN FIND DEFINITIONS OF IMPORTANT TERMS IN THE GLOSSARY (PAGE 2).

PROVIDIAN ADVISOR'S EDGE

The Contract provides a vehicle for investing on a tax-deferred basis in 17 investment company Portfolios. Monies may be subsequently withdrawn from the Contract either as a lump sum or as annuity income as permitted under the Contract. Accumulated Values and Annuity Payments depend on the investment experience of the selected Portfolios. The investment performance of the Portfolios is not guaranteed. Thus, you bear all investment risk for monies invested under the Contract.

WHO SHOULD INVEST

The Contract is designed for investors seeking long term, tax-deferred accumulation of funds, generally for retirement but also for other long-term investment purposes. The tax-deferred feature of the Contract is most attractive to investors in high federal and state marginal income tax brackets. The Contract is offered as both a Qualified Contract and a Non-Qualified Contract. Both Qualified and Non-Qualified Contracts offer tax-deferral on increases in the Contract's value prior to withdrawal or distribution; however Purchase Payments made by Contract Owners of Qualified Contracts may be excludible or deductible from gross income in the year such payments are made, subject to certain statutory restrictions and limitations. (See "Federal Tax Considerations," at page 23.)

INVESTMENT CHOICES

Your investment in the Contract may be allocated among 17 Subaccounts of the Separate Account. The Subaccounts in turn invest exclusively in the following 17 Portfolios offered by the Funds: the DFA Small Value Portfolio, the DFA Large Value Portfolio, the DFA International Value Portfolio, the DFA International Small Portfolio, the DFA Short-Term Fixed Portfolio, the DFA Global Bond Portfolio, the Federated American Leaders Portfolio, the Federated Utility Portfolio, the Federated Prime Money Portfolio, the Federated U.S. Government Securities Portfolio, the Federated High Income Bond Portfolio, the Montgomery Growth Portfolio, the Montgomery Emerging Markets Portfolio, the Wanger U.S. Small Cap Advisor Portfolio, the Wanger International Small Cap Advisor Portfolio, the Weiss, Peck & Greer Core Large-Cap Stock Portfolio and the Weiss, Peck & Greer Core Small-Cap Stock Portfolio. The assets of each Portfolio are separate, and each Portfolio has distinct investment objectives and policies as described in the corresponding Fund Prospectus.....Page 13

CONTRACT OWNER

The Contract Owner is the person designated as the owner of the Contract in the Contract application. The Contract Owner may designate any person as a Joint Owner. A Joint Owner shares ownership in all respects with the Contract Owner. Prior to the Annuity Date, the Contract Owner has the right to assign ownership, designate beneficiaries, and make permitted withdrawals and Exchanges among the Subaccounts.

ANNUITANT

The Annuitant is a person whose life is used to determine the duration of any Annuity Payments and upon whose death, prior to the Annuity Date, benefits under the Contract are paid.

ANNUITANT'S BENEFICIARY

The Contract Owner may designate any person to receive benefits under the Contract which are payable upon the death of the Annuitant prior to the Annuity Date.

HOW TO INVEST

To invest in the Contract, please consult your advisor who will assist you in completing the Contract application. You will need to select an Annuitant. The Annuitant may not be older than age 75. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts, and $2,000 for Qualified Contracts (or $50 monthly by payroll deduction for

Qualified Contracts); subsequent Purchase Payments must be at least $500 for Non-Qualified Contracts or $50 for Qualified Contracts. You may make subsequent Purchase Payments at any time before the Contract's Annuity Date, as long as the Annuitant specified in the Contract is living.......Page 16

ALLOCATION OF PURCHASE PAYMENTS

Your initial Net Purchase Payment(s) will, unless you indicate otherwise, be invested in your chosen Portfolios immediately upon our receipt thereof, IN WHICH CASE YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE PORTFOLIOS DURING THE RIGHT TO CANCEL PERIOD. You must fill out and send us the appropriate form or comply with other designated Company procedures if you would like to change how subsequent Net Purchase Payments are allocated....Page
17

RIGHT TO CANCEL PERIOD

The Contract provides for a Right to Cancel Period of 10 days (20 days for replacement) plus a 5 day grace period to allow for mail delivery, during which you may cancel your investment in the Contract. To cancel your investment, please return your Contract to us or to the agent from whom you purchased the Contract. When we receive the Contract, we will return the Accumulated Value of your Purchase Payment(s) invested in the Portfolios plus any fees and/or Premium Taxes that may have been subtracted from such
amount.............................................................Page 16

EXCHANGES

You may make unlimited Exchanges among the Portfolios provided you maintain a minimum balance of $1,000, except in cases where Purchase Payments are made by monthly payroll deduction, in each Subaccount to which you have allocated a portion of your Accumulated Value. A $15 fee is currently imposed for Exchanges in excess of 12 per Contract Year. Exchanges must not reduce the value of any Subaccount below $1,000, except in cases where Purchase Payments are made by monthly payroll deduction, or that remaining amount will be transferred to your other Subaccounts on a pro rata basis. (See also "Charges and Deductions," page 16.).........................................Page 18

DEATH BENEFIT

If the Annuitant specified in your Contract dies prior to the Annuity Date, your named Annuitant's Beneficiary will receive the Death Benefit under the Contract. The Death Benefit is the greater of your Accumulated Value or the Adjusted Death Benefit on the date we receive due proof of the Annuitant's death. During the first six Contract Years, the Adjusted Death Benefit will be the sum of all Net Purchase Payments made, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken. The Annuitant's Beneficiary may elect to receive these proceeds as a lump sum or as Annuity Payments. If the Annuitant dies on or after the Annuity Date, any unpaid payments certain will be paid, generally to the Annuitant's Beneficiary, in accordance with the
Contract...........................................................Page 21

ANNUITY PAYMENT OPTIONS

In addition to the full and partial withdrawal privileges, you may also choose to create an income stream by requesting an annuity income from us. As the Contract Owner, you may elect one of several Annuity Payment Options. By electing an Annuity Payment Option, you are asking us to systematically liquidate your Contract. We provide you with a variety of options as it relates to those payments. At your discretion, payments may be either fixed or variable or both. Fixed payouts are guaranteed for a designated period or for life (either single or joint). Variable payments will vary depending on the performance of the underlying Portfolio or Portfolios selected.....Page 22

CONTRACT AND POLICYHOLDER INFORMATION

If you have questions about your Contract, please telephone our Administrative Offices at 1-800-250-1828 between the hours of 8:00 A.M. to 5:00 P.M. Eastern time. Please have the Contract number and the Contract Owner's name ready when you call. As Contract Owner you will receive periodic statements confirming any financial transactions that take place, as well as quarterly statements and an annual statement.

CHARGES AND DEDUCTIONS UNDER THE CONTRACT

The Contract has no sales charges and has an annual mortality and expense risk charge of .50%. Contract Owners may withdraw up to 100% of the Accumulated Value without incurring a surrender charge. The Contract also includes administrative charges and policy fees which pay for administering the Contract, and management, advisory and other fees, which reflect the costs of the Funds..........................................................Page 17

FULL AND PARTIAL WITHDRAWALS

You may withdraw all or part of the Surrender Value of the Contract before the earlier of the Annuity Date or the Annuitant's death. Withdrawals made prior to age 59 1/2 may be subject to a 10% penalty tax (and a portion thereof may be subject to ordinary income taxes)...............................Page 19

                                   FEE TABLE

The following table illustrates all expenses (except for Premium Taxes that may be assessed by your state) that you would incur as an owner of a Contract (see page 16). The purpose of this table is to assist you in understanding the various costs and expenses that you would bear directly or indirectly as a purchaser of the Contract. The fee table reflects all expenses for both the Separate Account and the Funds. For a complete discussion of Contract costs and expenses, see "Charges and Deductions," page 17.

CONTRACTOWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchases......................................... None
Contingent Deferred Sales Load (surrender charge)....................... None
Exchange Fees (for Exchanges in excess of twelve per Contract Year).....  $15
ANNUAL CONTRACT FEE.....................................................  $30
SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of assets in the
 Separate Account)
Mortality and Expense Risk Charge.......................................  .50%
Administrative Charge...................................................  .15%
                                                                         ----
Total Annual Separate Account Expenses..................................  .65%

                           PORTFOLIO ANNUAL EXPENSES

Except as may be indicated, the figures below are based on actual expenses for (as a percentage of each Portfolio's average net assets after fee waiver and/or expense reimbursement, if applicable).

                                                   MANAGEMENT            TOTAL
                                                      AND              PORTFOLIO
                                                    ADVISORY   OTHER   OPERATING
                                                    EXPENSES  EXPENSES EXPENSES
                                                   ---------- -------- ---------
DFA Small Value Portfolio........................    0.50%     0.70%     1.20%
DFA Large Value Portfolio........................    0.25%     0.95%     1.20%
DFA International Value Portfolio*...............    0.40%     0.93%     1.33%
DFA International Small Portfolio................    0.50%     0.91%     1.41%
DFA Short-Term Fixed Portfolio...................    0.25%     0.59%     0.84%
DFA Global Bond Portfolio*.......................    0.25%     1.06%     1.31%
Federated American Leaders Portfolio**...........    0.00%     0.85%     0.85%
Federated Utility Portfolio**....................    0.00%     0.85%     0.85%
Federated Prime Money Portfolio**................    0.00%     0.80%     0.80%
Federated U.S. Government Securities Portfolio**.    0.00%     0.80%     0.80%
Federated High Income Bond Portfolio**...........    0.00%     0.80%     0.80%
Montgomery Growth Portfolio***...................    1.00%     0.25%     1.25%
Montgomery Emerging Markets Portfolio***.........    1.25%     0.50%     1.75%
Wanger U.S. Small Cap Advisor Portfolio****......    1.00%     0.35%     1.35%
Wanger International Small Cap Advisor
 Portfolio****...................................    1.30%     0.50%     1.80%
Weiss, Peck & Greer Core Large-Cap Stock
 Portfolio*****..................................    0.00%     1.50%     1.50%
Weiss, Peck & Greer Core Small-Cap Stock
 Portfolio*****..................................    0.00%     1.50%     1.50%

    * Based on actual expenses for the period January 13, 1995 (commencement of operations) to November 30, 1995 (end of fiscal year) for these Portfolios.
   ** The expense figures shown reflect actual expenses for fiscal year 1995 including voluntary waivers of a portion of the management fees and/or assumption of expenses. The maximum Management and Advisory Expenses, Other Expenses, and Total Portfolio Annual Expenses absent the voluntary waivers would have been as follows: 0.75%, 1.46% and 2.21%, respectively, for the Federated American Leaders Portfolio; 0.75%, 2.34% and 3.09%, respectively, for the Federated Utility Portfolio; 0.50%, 2.99% and 3.49%, respectively, for the Federated Prime Money Portfolio; 0.60%, 5.01% and 5.61%, respectively, for the Federated U.S. Government Securities Portfolio; and 0.60%, 3.60% and 4.20%, respectively, for the Federated High Income Bond Portfolio.
  *** The figures shown above are based on estimated expenses for the fiscal year 1996 (as a percentage of each Portfolio's average net assets after fee waiver and/or expense reimbursement). The expense figures shown reflect anticipated voluntary waivers of a portion of the management fees and/or assumption of expenses. The maximum Management and Advisory Expenses, Other Expenses, and Total Portfolio Annual Expenses absent the anticipated voluntary waivers are estimated to be as follows: 1.00%, 0.56%, and 1.56%, respectively, for the Montgomery Growth Portfolio and 1.25%, 0.95%, and 2.20%, respectively, for the Montgomery Emerging Markets Portfolio.
 ****The figures above are based on estimated expenses for fiscal year 1996 as a percentage of each Portfolio's average net assets. The advisor has agreed to reimburse the U.S. Small Cap Advisor Portfolio and the International Small Cap Advisor Portfolio in the event certain fees and expenses payable by the Portfolios in any fiscal year exceed 1.50% and 1.90%, respectively, of average daily net assets.
*****The figures shown are based on estimated expenses in fiscal year 1996
     (after fee waiver and expense reduction). Management and Advisory Expenses, Other Expenses, and Total Portfolio Annual Expenses absent the voluntary fee reduction and expense limitation waivers are estimated to be as follows: 0.75%, 3.90% and 4.65%, respectively, for the Weiss, Peck & Greer Core Large-Cap Stock Portfolio and 0.75%, 4.49% and 5.24%, respectively, for the Weiss, Peck & Greer Core Small-Cap Stock Portfolio. For each of these Portfolios, 0.25% of the figure representing Other Expenses is attributable to a service fee payable by the Tomorrow Funds Retirement Trust under non-Rule 12b-1 service plans. For more information, please refer to the section entitled "Service Plans" in the attached prospectus for the Tomorrow Funds Retirement Trust.

The following example illustrates the expenses that you would incur on a $1,000 Purchase Payment over various periods, assuming (1) a 5% annual rate of return and (2) redemption at the end of each period. As noted in the table above, the Contract imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Contract or withdraw the entire value of your Contract at the end of the applicable period as a lump sum or under one of the Contract's Annuity Payment Options.

                                                            3              10
                                                   1 YEAR YEARS  5 YEARS  YEARS
                                                   ------ ------ ------- -------
DFA Small Value Portfolio........................  $19.13 $59.15 $101.67 $219.95
DFA Large Value Portfolio........................  $19.13 $59.15 $101.67 $219.95
DFA International Value Portfolio................  $20.43 $63.12 $108.35 $233.64
DFA International Small Portfolio................  $21.24 $65.55 $112.44 $241.97
DFA Short-Term Fixed Portfolio...................  $15.50 $48.09 $ 82.94 $181.05
DFA Global Bond Portfolio........................  $20.23 $62.51 $107.33 $231.55
Federated American Leaders Portfolio.............  $15.60 $48.40 $ 83.47 $182.15
Federated Utility Portfolio......................  $15.60 $48.40 $ 83.47 $182.15
Federated Prime Money Portfolio..................  $15.09 $46.85 $ 80.84 $176.63
Federated U.S. Government Securities Portfolio...  $15.09 $46.85 $ 80.84 $176.63
Federated High Income Bond Portfolio.............  $15.09 $46.85 $ 80.84 $176.63
Montgomery Growth Portfolio......................  $19.63 $60.68 $104.25 $225.24
Montgomery Emerging Markets Portfolio............  $24.65 $75.83 $129.63 $276.57
Wanger U.S. Small Cap Advisor Portfolio..........  $20.63 $63.73 $109.38 $235.73
Wanger International Small Cap Advisor Portfolio.  $25.15 $77.33 $132.14 $281.55
Weiss, Peck & Greer Core Large-Cap Stock
 Portfolio.......................................  $22.14 $68.28 $117.02 $251.25
Weiss, Peck & Greer Core Small-Cap Stock
 Portfolio.......................................  $22.14 $68.28 $117.02 $251.25

The Annual Contract Fee is reflected in these examples as a percentage equal to the estimated total amount of fees collected during a calendar year divided by the estimated total average net assets of the Portfolios during the same calendar year. The fee is assumed to remain the same in each of the above periods. (With respect to partial year periods, if any, in the examples, the Annual Contract Fee is pro-rated to reflect only the applicable portion of the partial year period.) The Annual Contract Fee will be deducted on each Contract Anniversary and upon surrender or annuitization of the Contract, on a pro rata basis, from each Subaccount. The Company may also deduct Premium Taxes, if any, as incurred by the Company.

This example should not be considered a representation of past or future expenses or performance. Actual expenses may be higher or lower than those shown, subject to the guarantees in the Contract.

FINANCIAL STATEMENTS

The audited statutory-basis financial statements of the Company (as well as the Independent Auditors' Report thereon) are contained in the Statement of Additional Information. No financial statements are included for the Separate Account because, as of the date of this Prospectus, the Subaccounts of the Separate Account which invest in the Portfolios offered by the Providian Advisor's Edge Variable Annuity had not commenced operations with respect to the Portfolios, and consequently had no assets or liabilities.

PERFORMANCE MEASURES

Performance for the Subaccounts of the Separate Account, including the yield and effective yield of the Federated Prime Money Portfolio, the yield of the other Subaccounts, and the total return of all Subaccounts may appear in reports and promotional literature to current or prospective Contract Owners.

Until October 1995, the DFA Large Value Portfolio (formerly DFA Global Value Portfolio) invested its assets in both U.S. and international securities. Depending on the period presented, total return and performance information presented for the DFA Large Value Portfolio may reflect the performance of the Portfolio when it invested in the stocks of both U.S. and international companies. Total return and performance information for the DFA Large Value Portfolio which include the period prior to October 1995 should not be considered indicative of the Portfolio's future performance. (See also "VA Large Value Portfolio," page 12.)

Please refer to the discussion below and to the Statement of Additional Information for a more detailed description of the method used to calculate a Portfolio's yield and total return, and a list of the indexes and other benchmarks used in evaluating a Portfolio's performance.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

When advertising performance of the Subaccounts, the Company will show the Standardized Average Annual Total Return for a Subaccount which, as prescribed by the rules of the Securities and Exchange Commission ("SEC"), is the effective annual compounded rate of return that would have produced the cash redemption value over the stated period had the performance remained constant throughout. The Standardized Average Annual Total Return assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects the deduction of the Annual Contract Fee and all other Portfolio, Separate Account and Contract level charges except Premium Taxes, if any.

ADDITIONAL PERFORMANCE MEASURES

NON-STANDARDIZED ACTUAL TOTAL RETURN AND NON-STANDARDIZED ACTUAL AVERAGE ANNUAL TOTAL RETURN

The Company may show actual Total Return (i.e., the percentage change in the value of an Accumulation Unit) for one or more Subaccounts with respect to one or more periods. The Company may also show actual Average Annual Total Return (i.e., the average annual change in Accumulation Unit Values) with respect to one or more periods. For one year, the actual Total Return and the actual Average Annual Total Return are effective annual rates of return and are equal. For periods greater than one year, the actual Average Annual Total Return is the effective annual compounded rate of return for the periods stated. Because the value of an Accumulation Unit reflects the Separate Account and Portfolio expenses (see "Fee Table"), the actual Total Return and actual Average Annual Total Return also reflect these expenses. These percentages, however, do not reflect the Annual Contract Fee or Premium Taxes (if any) which, if included, would reduce the percentages reported.

NON-STANDARDIZED TOTAL RETURN YEAR-TO-DATE

The Company may show Non-Standardized Total Return Year-to-Date as of a particular date, or simply Total Return YTD, for one or more Subaccounts with respect to one or more non-standardized base periods commencing at the beginning of a calendar year. Total Return YTD figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolio expenses, but do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.

NON STANDARDIZED ONE YEAR RETURN

The Company may show Non-Standardized One Year Return, for one or more Subaccounts which respect to one or more non-standardized base periods commencing at the beginning of a calendar year (or date of inception, if during the relevant year) and ending at the end of such calendar year. One Year Return figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolios expenses, but do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.

NON-STANDARDIZED HYPOTHETICAL TOTAL RETURN AND NON-STANDARDIZED HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN

The Company may show Non-Standardized Hypothetical Total Return and Non-Standardized Hypothetical Average Annual Total Return, calculated on the basis of the historical performance of the Portfolios, and may assume the Contract was in existence prior to its inception date (which it was not). After the Contract's inception date, the calculations will reflect actual Accumulation Unit Values. These returns are based on specified premium patterns which produce the resulting Accumulated Values. They reflect a deduction for the Separate Account expenses and Portfolio expenses. They do not include the Annual Contract Fee or Premium Taxes (if any) which, if included, would reduce the percentages reported.

The Non-Standardized Hypothetical Total Return for a Subaccount is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one-year period.

The Non-Standardized Hypothetical Average Annual Total Return for a Subaccount is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.

YIELD AND EFFECTIVE YIELD

The Company may also show yield and effective yield figures for the Subaccount investing in shares of the Federated Prime Money Portfolio. "Yield" refers to the income generated by an investment in the Federated Prime Money Portfolio over a seven-day period, which is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Federated Prime Money Portfolio is assumed to be reinvested. Therefore the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. These figures do not reflect the Annual Contract Fee or Premium Taxes (if any) which, if included, would reduce the yields reported.

From time to time a Portfolio of a Fund may advertise its yield and total return investment performance. For each Subaccount other than the Federated Prime Money Portfolio for which the Company advertises yield, the Company shall furnish a yield quotation referring to the Portfolio computed in the following manner: the net investment income per Accumulation Unit earned during a recent one month period is divided by the Accumulation Unit Value on the last day of the period.

Please refer to the Statement of Additional Information for a description of the method used to calculate a Portfolio's yield and total return, and a list of the indexes and other benchmarks used in evaluating a Portfolio's performance.

The performance measures discussed above reflect results of the Portfolios and are not intended to indicate or predict future performance. For more detailed information, see the Statement of Additional Information.

Performance information for the Subaccounts may be contrasted with other comparable variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service which ranks mutual funds and other investment companies by overall performance, investment objectives and assets. Performance may also be tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

THE COMPANY AND THE SEPARATE ACCOUNT

FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY

The Company (formerly National Home Life Assurance Company of New York) is a stock life insurance company incorporated under the laws of the State of New York on March 23, 1970, with administrative offices at 520 Columbia Drive, Johnson City, New York 13790. The Company is principally engaged in offering life insurance, annuity contracts, and accident and health insurance and is admitted to do business in 10 states and the District of Columbia. The Company is ultimately wholly-owned by Providian Corporation, a publicly-held diversified consumer financial services company whose shares are traded on the New York Stock Exchange with assets of $26.8 billion as of December 31, 1995.

FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY SEPARATE ACCOUNT C

The Separate Account was established by the Company as a separate account under the laws of the State of New York on November 4, 1994, pursuant to a resolution of the Company's Board of Directors. The Separate Account is a unit investment trust registered with the SEC under the Investment Company Act of 1940 (the "1940 Act"). Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account. The Separate Account meets the definition of a "separate account" under the federal securities laws.

The assets of the Separate Account are owned by the Company and the obligations under the Contract are obligations of the Company. These assets are held separately from the other assets of the Company and are not chargeable with liabilities incurred in any other business operation of the Company (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the General Account assets or any other separate account maintained by the Company.

The Separate Account has dedicated 17 Subaccounts to the Contract, each of which invests solely in a corresponding Portfolio of the Funds. Additional Subaccounts may be established at the discretion of the Company. The Separate Account also includes other subaccounts which are not available under the Contract.

DFA INVESTMENT DIMENSIONS GROUP INC. (ADVISED BY DIMENSIONAL FUND ADVISORS
INC.)

DFA Investment Dimensions Group Inc. is an open-end management investment company organized under Maryland law in 1981, and is registered under the 1940 Act. The Fund issues 28 series of shares, including the DFA Small Value Portfolio, the DFA Large Value Portfolio (formerly, the DFA Global Value Portfolio), the DFA International Value Portfolio, the DFA International Small Portfolio, the DFA Short-Term Fixed Portfolio and the DFA Global Bond Portfolio, which are the only portfolios available as part of the Providian Advisor's Edge. Dimensional Fund Advisors Inc. serves as this Fund's investment advisor.

THE FEDERATED INSURANCE SERIES (ADVISED BY FEDERATED ADVISERS)

The Federated Insurance Series is an open-end management investment company organized as a Massachusetts business trust and registered under the 1940 Act. The Fund consists of five investment portfolios available as part of the Providian Advisor's Edge: the Federated American Leaders Portfolio, the Federated Utility Portfolio, the Federated Prime Money Portfolio, the Federated U.S. Government Securities Portfolio and the Federated High Income Bond Portfolio. Federated Advisers serves as this Fund's investment advisor.

THE MONTGOMERY FUNDS III (ADVISED BY MONTGOMERY ASSET MANAGEMENT, L.P.)

The Montgomery Funds III (the "Montgomery Fund"), an open-end management investment company, was organized as a Delaware business trust in 1994 and is registered under the 1940 Act. The Montgomery Fund consists of two professionally managed investment portfolios available as part of the Providian Advisor's Edge: the Montgomery Growth Portfolio and the Montgomery Emerging Markets Portfolio. Montgomery Asset Management, L.P. ("MAM"), a limited partner of Montgomery Asset Management, Inc., was organized as a California limited partnership in 1990 and is the Montgomery Fund's investment advisor. MAM has general oversight responsibility for the investment advisory services provided to the Montgomery Fund. In addition, MAM is authorized to make investment decisions for the assets of each Portfolio.

WANGER ADVISORS TRUST (ADVISED BY WANGER ASSET MANAGEMENT, L.P.)

Wanger Advisors Trust, an open-end management investment company, was organized as a Massachusetts business trust in 1994 and is registered under the 1940 Act. The Fund consists of two series available as part of the Providian Advisor's
Edge: the Wanger U.S. Small Cap Advisor Portfolio and the Wanger International Small Cap Advisor Portfolio. Wanger Asset Management, L.P., a limited partnership managed by its general partner, Wanger Asset Management, Ltd., serves as this Fund's investment advisor.

TOMORROW FUNDS RETIREMENT TRUST (ADVISED BY WEISS, PECK & GREER, L.L.C.)

Tomorrow Funds Retirement Trust, an open-end management investment company, was organized as a Delaware business trust in 1995 and is registered under the 1940 Act. The Fund consists of six series, including the Weiss, Peck & Greer Core Large-Cap Stock Portfolio and the Weiss, Peck & Greer Core Small-Cap Stock Portfolio, which are the only series available as part of the Providian Advisor's Edge. Weiss, Peck & Greer, L.L.C. serves as this Fund's investment advisor.

THE PORTFOLIOS (SEE ACCOMPANYING PROSPECTUSES)

For more information concerning the risks associated with each Portfolio's investments, please refer to the applicable underlying Fund prospectus.

The median market capitalization referred to in the description of the VA Small Value, and VA Large Value, Portfolios set forth below is determined based on size ranges on the appropriate securities markets. Size ranges are created by ranking companies listed on the appropriate securities market by market capitalization. Once the ranking is done, companies are divided into ten groups (deciles) with each group containing an equal number of companies. The first decil contains the 10% largest companies and the tenth decile contains the 10% smallest companies.

VA SMALL VALUE PORTFOLIO ("DFA SMALL VALUE PORTFOLIO")

The investment objective of the DFA Small Value Portfolio is to achieve long-term capital appreciation. This Portfolio seeks to achieve its investment objective by investing in common stocks of U.S. companies (a) with shares that have a high book value in relation to their market value (a "book to market ratio") and (b) whose market capitalizations are smaller than that of the company having the median market capitalization of companies whose shares are listed on the NYSE. Book to market distributions are created by ranking the NYSE by book to market ratios, forming 10 groups (deciles) with each group containing an equal number of companies. A company's shares will be considered to have a high book to market ratio if the ratio equals or exceeds the ratios of any of the 30% of companies with the highest positive book to market ratios whose shares are listed on the NYSE.

VA LARGE VALUE PORTFOLIO ("DFA LARGE VALUE PORTFOLIO")

The investment objective of the DFA Large Value Portfolio is to achieve long-term capital appreciation. This Portfolio seeks to achieve its investment objective by investing in common stocks of U.S. Companies (a) that have a high book to market ratio and (b) whose market capitalizations equal or exceed that of the company having the median market capitalization of companies, whose shares are listed on the NYSE. Pursuant to a special meeting of this Portfolio's shareholders held on September 15, 1995, the DFA Large Value Portfolio's investment policy was changed to permit the Portfolio to achieve its investment objective by investing substantially all of its assets in the stock of U.S. companies and the sale of the Portfolio's non-U.S. securities to another series of shares of DFA Investment Dimensions Group Inc.

VA INTERNATIONAL VALUE PORTFOLIO ("DFA INTERNATIONAL VALUE PORTFOLIO")

The investment objective of the DFA International Portfolio is to achieve long-term capital appreciation. This Portfolio seeks to achieve its investment objective by investing in the stocks of large non-U.S. companies that have a high book to market ratio in countries with developed markets. A company's shares will be considered eligible for investment if such shares (a) have a book to market ratio that equals or exceeds the ratios of any of the 30% of companies in that country with the highest positive book to market ratios and
(b) are shares of a company having a market capitalization of at least $500 million and are listed on a major exchange in such country.

VA INTERNATIONAL SMALL PORTFOLIO ("DFA INTERNATIONAL SMALL PORTFOLIO")

The investment objective of the DFA International Small Portfolio is to achieve long-term capital appreciation. This Portfolio provides investors with access to securities portfolios consisting of small Japanese, United Kingdom, Continental and Pacific Rim companies. The Portfolio seeks to achieve its investment objective by investing its assets in a broad and diverse group of marketable stocks of (1) Japanese small companies which are traded in the Japanese securities markets; (2) United Kingdom small companies which are traded principally on the International Stock Exchange of the United Kingdom and the Republic of Ireland ("ISE"); (3) small companies organized under the laws of certain European countries; and (4) small companies located in Australia, New Zealand and Asian countries whose shares are traded principally on the securities markets located in those countries. A "Japanese small company" means a company located in Japan whose market capitalization is not larger than the largest of those in the smaller one-half (deciles 6 through 10) of companies whose securities are listed on the First Section of the Tokyo Stock Exchange. A "United Kingdom small company" means a company organized in the United Kingdom, with shares listed on the ISE whose market capitalization is not larger than the largest of those in the smaller one-half (deciles 6 through 10) of companies included in the Financial Times-Actuaries All Share Index. With respect to small companies organized under the laws of certain European countries, company size will be determined by the investment advisor in a manner that will compare the market capitalizations for companies in all countries of this segment in which the Portfolio invests (i.e., on a European basis). The size of companies located in Australia, New Zealand and Asian countries will be determined by the investment advisor in a manner that will compare the market capitalizations of the companies in all countries of this segment in which the Portfolio invest (i.e., on a Pacific Rim basis).

VA SHORT-TERM FIXED PORTFOLIO ("DFA SHORT-TERM FIXED PORTFOLIO")

The investment objective of the DFA Short-Term Fixed Portfolio is to achieve a stable real value (i.e., a return in excess of the rate of inflation) of invested capital with a minimum of risk. This Portfolio seeks to achieve its investment objective by investing in U.S. government obligations, U.S. government agency obligations, dollar denominated obligations of foreign issuers issued in the U.S., bank obligations, including U.S. subsidiaries and branches of foreign banks, corporate obligations, commercial paper, repurchase agreements and obligations of supranational organizations. Generally, this Portfolio will acquire obligations which mature within one year from the date of settlement, but substantial investments may be made in obligations maturing within two years from the date of settlement when greater returns are available.

VA GLOBAL BOND PORTFOLIO ("DFA GLOBAL BOND PORTFOLIO")

The DFA Global Bond Portfolio seeks to provide a market rate of return for a global fixed income portfolio with low relative volatility of returns. This Portfolio will invest primarily in obligations issued or guaranteed by the U.S. and foreign governments, their agencies and instrumentalities, obligations of other foreign issuers rated AA or better and supranational organizations, such as the World Bank, the European Investment Bank, European Economic Community, and European Coal and Steel Community and corporate debt obligations.

FEDERATED AMERICAN LEADERS FUND II ("FEDERATED AMERICAN LEADERS PORTFOLIO")

The primary investment objective of the Federated American Leaders Portfolio is to achieve long-term growth of capital. The Portfolio's secondary objective is to provide income. The Portfolio pursues its investment objectives by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies. This Portfolio was formerly known as the Federated Equity Growth and Income Portfolio.

FEDERATED UTILITY FUND II ("FEDERATED UTILITY PORTFOLIO")

The investment objective of the Federated Utility Portfolio is to achieve high current income and moderate capital appreciation. The Portfolio endeavors to achieve its objective by investing primarily in a professional managed and diversified portfolio of equity and debt securities of utility companies.

FEDERATED PRIME MONEY FUND II ("FEDERATED PRIME MONEY PORTFOLIO")

The investment objective of the Federated Prime Money Portfolio is to provide current income consistent with stability of principal and liquidity. The Portfolio pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II ("FEDERATED U.S. GOVERNMENT SECURITIES PORTFOLIO")

The investment objective of the Federated U.S. Government Securities Portfolio is to provide current income. Under normal circumstances, the Portfolio pursues its investment objective by investing at least 65% of the value of its total assets in securities issued or guaranteed as to payment of principal and interest by the U.S. government, its agencies or instrumentalities. This Portfolio was formerly known as the Federated U.S. Government Bond Portfolio.

FEDERATED HIGH INCOME BOND FUND II ("FEDERATED HIGH INCOME BOND PORTFOLIO")

The investment objective of the Federated High Income Bond Portfolio is to seek high current income. The Portfolio endeavors to achieve its investment objective by investing primarily in a diversified portfolio of professionally managed fixed income securities. The fixed income securities in which the Portfolio intends to invest are lower-rated corporate debt obligations, which are commonly referred to as "junk-bonds." Some of these fixed income securities may involve equity features. Capital growth will be considered, but only when consistent with the investment objective of high current income. This
Portfolio was formerly known as the Federated Corporate Bond Portfolio.

MONTGOMERY VARIABLE SERIES: GROWTH FUND ("MONTGOMERY GROWTH PORTFOLIO")

The investment objective of the Montgomery Growth Portfolio is capital appreciation, which, under normal conditions it seeks by investing at least 65% of its total assets in equity securities of domestic companies. The Portfolio emphasizes investments in common stocks but also invests in other types of equity securities. In addition to capital appreciation, the Portfolio emphasizes value.

MONTGOMERY VARIABLE SERIES: EMERGING MARKETS FUND ("MONTGOMERY EMERGING MARKETS PORTFOLIO")

The investment objective of the Montgomery Emerging Markets Portfolio is capital appreciation, which, under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries having emerging markets. For these purposes, the Portfolio defines an emerging market country as having an economy that is or would be considered by the World Bank or the United Nations to be emerging or developing. The Portfolio invests primarily in common stock but may also invest in other types of equity securities, and in certain types of debt securities issued by the governments of emerging market countries that are or may be eligible for conversion into investments in emerging market companies under debt conversion programs sponsored by such governments.

WANGER U.S. SMALL CAP ADVISOR ("WANGER U.S. SMALL CAP ADVISOR PORTFOLIO")

The investment objective of the Wanger U.S. Small Cap Advisor Portfolio is to seek long-term growth of capital. The Portfolio pursues its investment objective by investing primarily in stocks of United States companies with a total common stock market capitalization of less than $1 billion. The Fund is not required to sell a security that grows to a larger market capitalization. The Portfolio may also invest in debt securities, including lower-rated debt securities, which may be regarded as having speculative characteristics and are commonly referred to as "junk bonds."

WANGER INTERNATIONAL SMALL CAP ADVISOR ("WANGER INTERNATIONAL SMALL CAP ADVISOR PORTFOLIO")

The investment objective of the Wanger International Small Cap Advisor Portfolio is to seek long-term growth of capital. The Portfolio pursues its investment objective by investing primarily in the stocks of foreign companies with a total common stock market capitalization of less than $1 billion. The Fund is not required to sell a security that grows to a larger market capitalization. The Portfolio may also invest in debt securities, including lower-rated debt securities, which may be regarded as having speculative characteristics and are commonly referred to as "junk bonds."

WEISS, PECK & GREER'S CORE LARGE-CAP STOCK FUND ("WEISS, PECK & GREER CORE LARGE-CAP STOCK PORTFOLIO") AND WEISS, PECK & GREER'S CORE SMALL-CAP STOCK FUND ("WEISS, PECK & GREER CORE SMALL-CAP STOCK FUND")

The investment objective of the Weiss, Peck & Greer Core Large-Cap Stock Portfolio is to seek to exceed the performance of publicly traded large capitalization stocks in the aggregate, as represented by the S&P 500 Corporate Stock Price Index. The S&P 500 Corporate Stock Price Index is an unmanaged index of 500 common stocks. The S&P 500 Corporate Stock Price Index represents approximately 70% of the total domestic U.S. equity market capitalization. The investment objective of the Weiss, Peck & Greer Core Small-Cap Stock Portfolio is to seek to exceed the performance of publicly traded small capitalization stocks in the aggregate, as represented by the Russell 2000 Index. The Russell 2000 Index is an unmanaged index of 2000 common stocks of small capitalization companies. Each of these Portfolios pursues its investment objective by investing in a portfolio of securities that is considered more "efficient" than the applicable benchmark. An efficient portfolio is one that has the maximum expected return for any level of risk. While each Portfolio will generally be substantially fully invested in equity securities which comprise the applicable benchmark, each Portfolio may invest up to 10% of its total assets in securities that are issued or guaranteed by the U.S. Government or its agencies, authorities, instrumentalities or sponsored enterprises.

OTHER PORTFOLIO INFORMATION

There is no assurance that a Portfolio will achieve its stated investment objective.

Additional information concerning the investment objectives and policies of the Portfolios and the investment advisory services, total expenses and charges can be found in the current prospectuses for the corresponding Funds. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PURCHASE PAYMENTS TO A PORTFOLIO.

The Portfolios may be made available to registered separate accounts offering variable annuity and variable life products of the Company as well as other insurance companies or to a person or plan, including a pension or retirement plan receiving favorable tax treatment under the Code, that qualifies to purchase shares of the Funds under Section 817(h) of the Code. Although we believe it is unlikely, a material conflict could arise among the interests of the Separate Account and one or more of the other participating separate accounts and other qualified persons or plans. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Funds if required by law, to resolve the matter.

                               CONTRACT FEATURES

The rights and benefits under the Contract are described below and in the Contract. The Company reserves the right to make any modification to conform the Contract to, or give the Contract Owner the benefit of, any federal or state statute or any rule or regulation of the United States Treasury Department.

RIGHT TO CANCEL PERIOD

A Right to Cancel Period exists for 10 days after you receive the Contract (20 days for replacement) plus a 5 day grace period to allow for mail delivery. You may cancel the Contract during the Right to Cancel Period by returning the Contract to our Administrative Offices, 520 Columbia Drive, Johnson City, New York 13790 or to the agent from whom you purchased the Contract or mailing it to us at P.O. Box 1950, Binghamton, New York 13902. Upon cancellation, the Contract is treated as void from the Contract Date and when we receive the Contract, we will return the Accumulated Value of your Purchase Payment(s) invested in the Portfolios plus any fees and/or Premium Taxes that may have been subtracted from such amount.

CONTRACT APPLICATION AND PURCHASE PAYMENTS

If an applicant wishes to purchase a Contract, the applicant should send his or her completed application and initial Purchase Payment to the address indicated on the application, or to such other location as the Company may from time to time designate. If the applicant wishes to make personal delivery by hand or courier to the Company of the completed application and initial Purchase Payment (rather than through the mail), he or she must do so at our Administrative Offices at 520 Columbia Drive, Johnson City, New York 13790. The initial Purchase Payment for a Non-Qualified Contract must be equal to or greater than the $5,000 minimum investment requirement. The initial Purchase Payment for a Qualified Contract must be equal to or greater than $2,000 (or you may establish a payment schedule of $50 a month by payroll deduction).

The Contract will be issued and the initial Purchase Payment less any Premium Taxes will be credited within two Business Days after acceptance of the application and the initial Purchase Payment. Acceptance is subject to the application being received in good order, and the Company reserves the right to reject any application or initial Purchase Payment.

Acceptance is subject to the application being received in good order, and the Company reserves the right to reject any application or initial Purchase Payment.

If the initial Purchase Payment cannot be credited because the application is incomplete, we will contact the applicant, explain the reason for the delay and will refund the initial Purchase Payment within five Business Days, unless the applicant instructs us to retain the initial Purchase Payment and credit it as soon as the necessary requirements are fulfilled.

Additional Purchase Payments may be made at any time prior to the Annuity Date, as long as the Annuitant is living. Additional Purchase Payments must be for at least $500 for Non-Qualified Contracts, or $50 for Qualified Contracts.

Additional Purchase Payments received prior to the close of the New York Stock Exchange (generally 4:00 P.M. Eastern time) are credited to the Accumulated Value at the close of business that same day. Additional Purchase Payments received after the close of the New York Stock Exchange are processed the next Business Day.

Total Purchase Payments may not exceed $1,000,000 without our prior approval.

PURCHASING BY WIRE

For wiring instructions please contact our Administrative Offices at 1-800-250-1828.

ALLOCATION OF PURCHASE PAYMENTS

You specify in the Contract application how your Net Purchase Payments will be allocated. You may allocate each Net Purchase Payment to one or more of the Portfolios as long as such portions are whole number percentages provided no Portfolio may contain a balance less than $1,000, except in cases where Purchase Payments are made by monthly payroll deduction. You may choose not to allocate any monies to a particular Portfolio. You may change allocation instructions for future Net Purchase Payments by sending us the appropriate Company form or by complying with other designated Company procedures.

Your initial Net Purchase Payment(s) will, unless you indicate otherwise, be invested in your Portfolios immediately upon our receipt thereof, in which case you will bear full investment risk for any amounts allocated to the Portfolios during the Right to Cancel Period.

CHARGES AND DEDUCTIONS

There are no sales charges for the Contracts.

MORTALITY AND EXPENSE RISK CHARGE

We impose a charge as compensation for bearing certain mortality and expense risks under the Contracts. The annual charge is assessed daily based on the net asset value of the Separate Account. The annual mortality and expense risk charge is .50% of the net asset value of the Separate Account.

We guarantee that this annual charge will never increase. If this charge is insufficient to cover actual costs and assumed risks, the loss will fall on us. Conversely, if the charge proves more than sufficient, any excess will be added to the Company surplus and will be used for any lawful purpose, including any shortfall on the costs of distributing the Contracts.

The mortality risk borne by us under the Contracts, where one of the life Annuity Payment Options is selected, is to make monthly Annuity Payments (determined in accordance with the annuity tables and other provisions contained in the Contract) regardless of how long all Annuitants may live. We also assume mortality risk as a result of our guarantee of a Death Benefit in the event the Annuitant dies prior to the Annuity Date.

The expense risk borne by us under the Contracts is the risk that the charges for administrative expenses which are guaranteed for the life of the Contract may be insufficient to cover the actual costs of issuing and administering the Contract.

ADMINISTRATIVE CHARGE AND ANNUAL CONTRACT FEE

An administrative charge equal to .15% annually of the net asset value of the Separate Account is assessed daily along with the Annual Contract Fee of $30. The Annual Contract Fee is deducted proportionately from the Subaccounts. For any Contract with amounts allocated to the Subaccounts, the $30 fee is assessed per Contract, not per Portfolio chosen. The Annual Contract Fee will be deducted on each Contract Anniversary and upon surrender, on a pro rata basis, from each Subaccount. These deductions represent reimbursement for the costs expected to be incurred over the life of the Contract for issuing and maintaining each Contract and the Separate Account.

EXCHANGES

Each Contract Year you may make an unlimited number of Exchanges between Portfolios, provided that after an Exchange no Portfolio may contain a balance less than $1,000, except in cases where Purchase Payments are made by monthly payroll deduction. A $15 fee is currently imposed for Exchanges in excess of 12 per Contract Year.

EXCEPTIONS TO CHARGES AND TO TRANSACTION OR BALANCE REQUIREMENTS

The administrative charges or fees may be reduced for sales of Contracts to a trustee, employer or similar entity representing a group where the Company determines that such sales result in savings of administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of the Company, its ultimate parent company, Providian Corporation and certain of their affiliates are permitted to purchase Contracts with substantial reduction of administrative charges or fees or with a waiver or modification of certain minimum or maximum purchase and transaction amounts or balance requirements. Contracts so purchased are for investment purposes only and may not be resold except to the Company.

In no event will reduction or elimination of fees or charges or waiver or modification of transaction or balance requirements be permitted where such reduction, elimination, waiver or modification will be unfairly discriminatory to any person. Additional information about reductions in charges is contained in the Statement of Additional Information.

TAXES

Under present laws, the Company will not incur New York state or local taxes. If there is a change in state or local tax laws, charges for such taxes may be made. The Company does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Contracts. (See "Federal Tax Considerations," page 23.) Based upon these expectations, no charge is currently being made to the Separate Account for corporate federal income taxes that may be attributable to the Separate Account.

The Company will periodically review the question of a charge to the Separate Account for federal income taxes related to the Separate Account. Such a charge may be made in future years for any federal income taxes incurred by the Company. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in the Company's tax status. In the event that the Company should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Contracts, the Accumulated Value of the Contract would be correspondingly adjusted by any provision or charge for such taxes.

PORTFOLIO EXPENSES

The value of the assets in the Separate Account reflect the fees and expenses paid by the Portfolios. A complete description of these expenses is found in the "Fee Table" section of this Prospectus and in each Fund's Prospectus and Statement of Additional Information.

ACCUMULATED VALUE

At the commencement of the Contract, the Accumulated Value equals the initial Net Purchase Payment. Thereafter, the Accumulated Value equals the Accumulated Value from the previous Business Day increased by: (i) any additional Net Purchase Payments received by the Company and (ii) any increase in the Accumulated Value due to investment results of the selected Portfolio(s); and reduced by: (i) any decrease in the Accumulated Value due to investment results of the selected Portfolio(s), (ii) a daily charge to cover the mortality and expense risks assumed by the Company, (iii) any charge to cover the cost of administering the Contract, (iv) any partial withdrawals, and, if exercised by the Company, (v) any charges for any Exchanges made after the first 12 in any Contract Year.

EXCHANGES AMONG THE PORTFOLIOS

Should your investment goals change, you may exchange Accumulated Value among the Portfolios of the Funds. Requests for Exchanges, received by mail or by telephone, prior to the close of the New York Stock Exchange

(generally 4:00 P.M. Eastern time) are processed at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Business Day. If you experience difficulty in making a telephone Exchange your Exchange request may be made by regular or express mail. It will be processed on the date received.

To take advantage of the privilege of initiating transactions by telephone, you must first elect the privilege by completing the appropriate section of the application or by completing a separate telephone authorization form at a later date. To take advantage of the privilege of authorizing a third party to initiate transactions by telephone, you must first complete a third party authorization form.

The Company will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Prior to the acceptance of any request, the caller will be asked by a customer service representative for his or her Contract number and social security number. In addition, telephone communications from a third party authorized to transact in an account will undergo reasonable procedures to confirm that instructions are genuine. The third party caller will be asked for his or her name, company affiliation (if appropriate), the Contract number to which he or she is referring, and the social security number of the Contract Owner. All calls will be recorded, and this information will be verified with the Contract Owner's records prior to processing a transaction. Furthermore, all transactions performed by a customer service representative will be verified with the Contract Owner through a written confirmation statement. Neither the Company nor the Funds shall be liable for any loss, cost or expense for action on telephone instructions that are believed to be genuine in accordance with these procedures.

FULL AND PARTIAL WITHDRAWALS

At any time before the Annuity Date and while the Annuitant is living, you may make a partial or full withdrawal of the Contract to receive all or part of the Surrender Value by sending a written request to our Administrative Offices. Full or partial withdrawals may only be made before the Annuity Date and all partial withdrawal requests must be for at least $500. The amount available for full or partial withdrawal is the Surrender Value at the end of the Valuation Period during which the written request for withdrawal is received. The Surrender Value is an amount equal to the Accumulated Value, less any Premium Taxes incurred but not yet deducted. The withdrawal amount may be paid in a lump sum to you, or if elected, all or any part may be paid out under an Annuity Payment Option. (See "Annuity Payment Options," page 22.)

You can make a withdrawal by sending the appropriate Company form to our Administrative Offices. Your proceeds will normally be processed and mailed to you within two Business Days after the receipt of the request but in no event will it be later than seven calendar days, subject to postponement in certain circumstances. (See "Deferment of Payment," page 23.)

Payments under the Contract of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared your bank. If, at the time the Contract Owner requests a full or partial withdrawal, he has not provided the Company with a written election not to have federal income taxes withheld, the Company must by law withhold such taxes from the taxable portion of any full or partial withdrawal and remit that amount to the federal government. Moreover, the Code provides that a 10% penalty tax may be imposed on certain early withdrawals. (See "Federal Tax Considerations," page 23.)

Since the Contract Owner assumes the investment risk with respect to amounts allocated to the Separate Account, the total amount paid upon withdrawal of the Contract (taking into account any prior withdrawals) may be more or less than the total Net Purchase Payments made.

SYSTEMATIC WITHDRAWAL OPTION

You may choose to have a specified dollar amount provided to you on a regular basis from the portion of your Contract's Accumulated Value that is allocated to the Portfolios. By electing the Systematic Withdrawal Option, withdrawals may be made on a monthly, quarterly, semi-annual or annual basis. The minimum amount for each withdrawal is $250.

This option may be elected by completing the Systematic Withdrawal Request Form. This form must be received by us at least 30 days prior to the date systematic withdrawals will begin. Each withdrawal will be processed on the day and at the frequency indicated on the Systematic Withdrawal Request Form. The start date for the systematic withdrawals must be between the first and twenty-eighth day of the month. You may discontinue the Systematic Withdrawal Option at any time by notifying us in writing at least 30 days prior to your next scheduled withdrawal date.

Each systematic withdrawal is subject to federal income taxes on the taxable portion, and may be subject to a 10% federal tax penalty if you are under age 59 1/2. You may elect to have federal income taxes withheld from each withdrawal at a 10% rate on the Systematic Withdrawal Request Form. For a discussion of the tax consequences of withdrawals, see "Federal Tax Considerations" on page 23 of your Prospectus. You may wish to consult a tax advisor regarding any tax consequences that might result prior to electing the Systematic Withdrawal Option.

We reserve the right to discontinue offering the Systematic Withdrawal Option upon 30 days written notice. We also reserve the right to charge a fee for such service.

DOLLAR COST AVERAGING OPTION

If you have at least $5,000 of Accumulated Value in the Federated Prime Money Portfolio, you may choose to have a specified dollar amount transferred from this Portfolio to other Portfolios in the Separate Account on a monthly basis. The main objective of Dollar Cost Averaging is to shield your investment from short term price fluctuations. Since the same dollar amount is transferred to other Portfolios each month, more units are purchased in a Portfolio if the value per unit is low and less units are purchased if the value per unit is high. Therefore, a lower average cost per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

This Dollar Cost Averaging Option may be elected on the application or at a later date. The minimum amount that may be transferred each month into any Portfolio is $250. The maximum amount which may be transferred is equal to the Accumulated Value in the Federated Prime Money Portfolio when elected, divided by 12.

The transfer date will be the same calendar day each month as the Contract Date. The dollar amount will be allocated to the Portfolios in the proportions you specify on the appropriate Company form, or, if none are specified, in accordance with your original investment allocation. If, on any transfer date, the Accumulated Value is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the option will end. You may change the transfer amount once each Contract Year, or cancel this option by sending the appropriate Company form to our Administrative Offices which must be received at least seven days before the next transfer date.

IRS-REQUIRED DISTRIBUTIONS

Prior to the Annuity Date, if you or, if applicable, a Joint Owner dies before the entire interest in the Contract is distributed, the value of the Contract must be distributed to the Owner's Designated Beneficiary (unless the Contract Owner was also the Annuitant--in which case the Annuitant's Beneficiary is entitled to the Death Benefit) as described in this section so that the Contract qualifies as an annuity under the Code. If the death occurs on or after the Annuity Date, the remaining portions of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death. If the death occurs before the Annuity Date, the entire interest in the Contract will be distributed within five years after date of death or be paid under an Annuity Payment Option under which payments will begin within one year of the Contract Owner's death and will be made for the life of the Owner's Designated Beneficiary or for a period not extending beyond the life expectancy of that beneficiary. The Owner's Designated Beneficiary is the person to whom ownership of the Contract passes by reason of death.

If any portion of the Contract Owner's interest is payable to (or for the benefit of) the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

MINIMUM BALANCE REQUIREMENT

We will transfer the balance in any Portfolio that falls below $1,000, except in cases where Purchase Payments are made by monthly payroll deduction, due to a partial withdrawal or Exchange, to the remaining Portfolios held under that Contract on a pro rata basis. In the event that the entire value of the Contract falls below $1,000, and if no Purchase Payment has been received within three years, we reserve the right to liquidate the account. You would be notified that the Accumulated Value of your account is below the Contract's minimum requirement and be allowed 60 days to make an additional investment before the account is liquidated. Proceeds would be promptly paid to the Contract Owner. The full proceeds would be taxable as a withdrawal. We will not exercise this right with respect to Qualified Contracts.

DESIGNATION OF AN ANNUITANT'S BENEFICIARY

The Contract Owner may select one or more Annuitant's Beneficiaries and name them in the application. Thereafter, while the Annuitant is living, the Contract Owner may change the Annuitant's Beneficiary by sending us the appropriate Company form. Such change will take effect on the date such form is signed by the Contract Owner but will not affect any payment made or other action taken before the Company acknowledges such form. You may also make the designation of Annuitant's Beneficiary irrevocable by sending us the appropriate Company form and obtaining approval from the Company. Changes in the Annuitant's Beneficiary may then be made only with the consent of the designated irrevocable Annuitant's Beneficiary.

  If the Annuitant dies prior to the Annuity Date, the following will apply unless the Contract Owner has made other provisions.

  (a) If there is more than one Annuitant's Beneficiary, each will share in the Death Benefits equally;

  (b) If one or two or more Annuitant's Beneficiaries have already died, that share of the Death Benefit will be paid equally to the survivor(s);

  (c) If no Annuitant's Beneficiary is living, the proceeds will be paid to the Contract Owner;

  (d) Unless otherwise provided, an Annuitant's Beneficiary dies at the same time as the Annuitant, the proceeds will be paid as though the Annuitant's Beneficiary had died first. Unless otherwise provided, an Annuitant's Beneficiary dies within 15 days after the Annuitant's death and before the Company receives due proof of the Annuitant's death, proceeds will be paid as though the Annuitant's Beneficiary had died first.

If an Annuitant's Beneficiary who is receiving Annuity Payments dies, any remaining payments certain will be paid to that Annuitant's Beneficiary's named beneficiary(ies) when due. If no Annuitant's Beneficiary survives the Annuitant, the right to any amount payable will pass to the Contract Owner. If the Contract Owner is the Annuitant, this right will pass to his or her estate. If a Life Annuity with Period Certain option was elected, and if the Annuitant dies on or after the Annuity Date, any unpaid payments certain will be paid to the Annuitant's Beneficiary or your designated Payee.

DEATH OF ANNUITANT PRIOR TO ANNUITY DATE

If the Annuitant dies prior to the Annuity Date, an amount will be paid as proceeds to the Annuitant's Beneficiary. The Death Benefit is calculated and is payable upon receipt of due Proof of Death of the Annuitant as well as proof that the Annuitant died prior to the Annuity Date. Upon receipt of this proof, the Death Benefit will be paid within seven days, or as soon thereafter as the Company has sufficient information about the Annuitant's Beneficiary to make the payment. The Annuitant's Beneficiary may receive the amount payable in a lump sum cash benefit or under one of the Annuity Payment Options.

The Death Benefit is the greater of:

  (1) The Accumulated Value on the date we receive due Proof of Death; or

  (2) The Adjusted Death Benefit.

During the first six Contract Years, the Adjusted Death Benefit will be the sum of all Net Purchase Payments made, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken.

ANNUITY DATE

You may specify an Annuity Date in the application, which can be no later than the first day of the month after the Annuitant's 85th birthday, without the Company's prior approval. The Annuity Date is the date that Annuity Payments are scheduled to commence under the Contract unless the Contract has been surrendered or an amount has been paid as proceeds to the designated Annuitant's Beneficiary prior to that date.

You may advance or defer the Annuity Date. However, the Annuity Date may not be advanced to a date prior to 30 days after the date of receipt of a written request or, without the Company's prior approval, deferred to a date beyond the first day of the month after the Annuitant's 85th birthday. The Annuity Date may only be changed by written request during the Annuitant's lifetime and must be made at least 30 days before the then-scheduled Annuity Date. The Annuity Date and Annuity Payment options available for Qualified Contracts may also be controlled by endorsements, the plan or applicable law.

LUMP SUM PAYMENT OPTION

You may surrender the Contract at any time while the Annuitant is living and before the Annuity Date. The Surrender Value is equal to the Accumulated Value, less any Premium Taxes incurred but not yet deducted.

ANNUITY PAYMENT OPTIONS

All Annuity Payment Options (except for the Designated Period Annuity Option) are offered as "Variable Annuity Options." This means that Annuity Payments, after the initial payment, will reflect the investment experience of the Portfolio or Portfolios you have chosen. All Annuity Payment Options are also offered as "Fixed Annuity Options." This means that the amount of each payment will be set on the Annuity Date and will not change. The following Annuity Payment Options are available under the Contract:

Life Annuity--Monthly Annuity Payments are paid for the life of an Annuitant, ceasing with the last Annuity Payment due prior to the Annuitant's death.

Joint and Last Survivor Annuity--Monthly Annuity Payments are paid for the life of two Annuitants and thereafter for the life of the survivor, ceasing with the last Annuity Payment due prior to the survivor's death.

Life Annuity with Period Certain--Monthly Annuity Payments are paid for the life of an Annuitant, with a Period Certain of not less than 120, 180, or 240 months, as elected.

Installment or Unit Refund Life Annuity--Available as either a Fixed (Installment Refund) or Variable (Unit Refund) Annuity Option. Monthly Annuity Payments are paid for the life of an Annuitant, with a Period Certain determined by dividing the Accumulated Value by the first Annuity Payment.

Designated Period Annuity--Only available as a Fixed Annuity Option. Monthly Annuity Payments are paid for a Period Certain as elected, which may be from 10 to 30 years.

Before the Annuity Date and while the Annuitant is living, you may change the Annuity Payment Option by written request. The request for change must be made at least 30 days prior to the Annuity Date and is subject to the approval of the Company. If an Annuity Payment Option is chosen that depends on the continuation of the life of the Annuitant, proof of birth date may be required before Annuity Payments begin. For Annuity Payment Options involving life income, the actual age of the Annuitant will affect the amount of each payment. Since payments to older Annuitants are expected to be fewer in number, the amount of each Annuity Payment will generally be greater.

All or part of the Accumulated Value may be placed under one or more Annuity Payment Options. If Annuity Payments are to be paid under more than one option, the Company must be told what part of the Accumulated Value is to be paid under each option.

If at the time of any Annuity Payment you have not provided the Company with a written election not to have federal income taxes withheld, the Company must by law withhold such taxes from the taxable portions of such Annuity Payment and remit that amount to the federal government.

In the event that an Annuity Payment Option is not selected, the Company will make monthly Annuity Payments that will go on for as long as the Annuitant lives (120 payments guaranteed) in accordance with the Life Annuity with Period Certain Option and the annuity benefit sections of the Contract. That portion of the Accumulated Value that has been held in a Portfolio prior to the Annuity Date will be applied under a Variable Annuity Option based on the performance of that Portfolio. Subject to approval by the Company, you may select any other Annuity Payment Option then being offered by the Company. All Fixed Annuity Payments and the initial Variable Annuity Payment are guaranteed to be not less than as provided by the Annuity Tables and the Annuity Payment Option elected by the Contract Owner. The minimum payment, however, is $100. If the Accumulated Value is less than $2,000, the Company has the right to pay that amount in a lump sum. From time to time, the Company may require proof that the Annuitant or Contract Owner is living. Annuity Payment Options are not available to: (1) an assignee; or (2) any other than a natural person, except with the consent of the Company.

We may, at the time of election of an Annuity Payment Option, offer more favorable rates in lieu of the guaranteed rates specified in the Annuity Tables found in the Contract.

The value of Variable Annuity Payments will reflect the investment experience of the chosen Portfolio. Only one Variable Annuity Option may be chosen from among those made available by the Company for each Portfolio. The Annuity Tables, which are contained in the Contract and are used to calculate the value of the initial Variable Annuity Payment, are based on an assumed interest rate of 4%. If the actual net investment experience exactly equals the assumed interest rate, then the Variable Annuity Payments will remain the same (equal to the first Annuity Payment). However, if actual investment experience exceeds the assumed interest rate, the Variable Annuity Payments will increase; conversely, they will decrease if the actual experience is lower. The method of computation of Variable Annuity Payments is described in more detail in the Statement of Additional Information.

The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

After the Annuity Date, you may change the Portfolio funding the Variable Annuity Payments on the appropriate Company form or by calling our Administrative Offices at 1-800-250-1828.

DEFERMENT OF PAYMENT

Payment of any cash withdrawal or lump sum Death Benefit due from the Separate Account will occur within seven days from the date the election becomes effective except that the Company may be permitted to defer such payment if:
(1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the New York Stock Exchange is otherwise restricted; or
(2) an emergency exists as defined by the SEC, or the SEC requires that trading be restricted; or (3) the SEC permits a delay for the protection of Contract Owners.

                           FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The ultimate effect of federal income taxes on the amounts paid for the Contract, on the investment return on assets held under a Contract, on Annuity Payments, and on the economic benefits to the Contract Owner, Annuitant or Annuitant's Beneficiary, depends on the terms of the Contract, the Company's tax status and upon the tax status of the individuals concerned. The following discussion is general in nature and is not intended as tax advice. You should consult a tax advisor regarding the tax consequences of purchasing a Contract. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws, the Treasury regulations or the current interpretations by the Internal Revenue Service. We reserve the right to make uniform changes in the Contract to the extent necessary to continue to qualify the Contract as an annuity. For a discussion of federal income taxes as they relate to the Funds, please see the accompanying Prospectuses for the Funds.

TAXATION OF ANNUITIES IN GENERAL

Section 72 of the Code governs taxation of annuities. In general, a Contract Owner is not taxed on increases in value under a Contract until some form of withdrawal or distribution is made under it. However, under certain circumstances, the increase in value may be subject to current federal income tax. (See "Contracts Owned by Non-Natural Persons," page 25, and
"Diversification Standards," page 26.)

Section 72 provides that the proceeds of a full or partial withdrawal from a Contract prior to the Annuity Date will be treated as taxable income to the extent the amounts held under the Contract exceed the "investment in the Contract," as that term is defined in the Code. The "investment in the Contract" can generally be described as the cost of the Contract, and generally constitutes all Purchase Payments paid for the Contract less any amounts received under the Contract that are excluded from the individual's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial withdrawal of a Contract.

Upon receipt of a full or partial withdrawal or an Annuity Payment under the Contract, you will be taxed if the value of the Contract exceeds the investment in the Contract. Ordinarily, the taxable portion of such payments will be taxed at ordinary income tax rates.

For Fixed Annuity Payments, in general, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of Annuity Payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed at ordinary income tax rates. For Variable Annuity Payments, in general, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxed at ordinary income tax rates. Once the excludible portion of Annuity Payments to date equals the investment in the Contract, the balance of the Annuity Payments will be fully taxable.

Withholding of federal income taxes on all distributions may be required unless the recipient elects not to have any amounts withheld and properly notifies the Company of that election.

With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a penalty tax is imposed equal to 10% of the taxable portion of amounts withdrawn or distributed. However, the penalty tax will not apply to withdrawals (i) made on or after the death of the Contract Owner or, where the Contract Owner is not an individual, the death of the Annuitant, who is defined as the individual the events in whose life are of primary importance in affecting the timing and payment under the Contracts; (ii) attributable to the taxpayer's becoming disabled within the meaning of Code Section 72(m)(7);
(iii) that are part of a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer, or joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary;
(iv) from a qualified plan (note, however, other penalties may apply); (v) under a qualified funding asset (as defined in Code Section 130(d)); (vi) under an immediate annuity contract as defined in Section 72(u)(4); or (vii) that are purchased by an employer on termination of certain types of qualified plans and that are held by the employer until the employee separates from service. Other tax penalties may apply to certain distributions as well as to certain contributions and other transactions under Qualified Contracts.

If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the year in which the modification occurs will be increased by an amount (as determined under Treasury Regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period. The foregoing rule applies if the modification takes place (a) before the close of the period that is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2.

THE COMPANY'S TAX STATUS

The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the Accumulated Value. Under existing federal income tax law, the Separate Account's investment income, including realized net capital gains, is not taxed to the Company. The Company reserves the right to make a deduction for taxes should they be imposed with respect to such items in the future.

DISTRIBUTION-AT-DEATH RULES

In order to be treated as an annuity contract, a Contract must generally provide the following two distribution rules: (a) if any Contract Owner dies on or after the Annuity Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as quickly as the method in effect on the Contract Owner's death; and (b) if any Contract Owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death. To the extent such interest is payable to the Owner's Designated Beneficiary, however, such interests may be annuitized over the life of that Owner's Designated Beneficiary or over a period not extending beyond the life expectancy of that Owner's Designated Beneficiary, so long as distributions commence within one year after the Contract Owner's death. If the Owner's Designated Beneficiary is the spouse of the Contract Owner, the Contract (together with the deferral on tax on the accrued and future income thereunder) may be continued unchanged in the name of the spouse as Contract Owner. The term Owner's Designated Beneficiary means the natural person named by the Contract Owner as a beneficiary and to whom ownership of the Contract passes by reason of the Contract Owner's death (unless the Contract Owner was also the Annuitant--in which case the Annuitant's Beneficiary is entitled to the Death Benefit).

If the Contract Owner is not an individual, the "primary Annuitant" (as defined under the Code) is considered the Contract Owner. The primary Annuitant is the individual who is of primary importance in affecting the timing or the amount of payout under a Contract. In addition, when the Contract Owner is not an individual, a change in the primary Annuitant is treated as the death of the Contract Owner. Finally, in the case of joint Contract Owners, the distribution will be required at the death of the first of the Contract Owners.

TRANSFERS OF ANNUITY CONTRACTS

Any transfer of a Non-Qualified Contract prior to the Annuity Date for less than full and adequate consideration will generally trigger tax on the gain in the Contract to the Contract Owner at the time of such transfer. The investment in the Contract of the transferee will be increased by any amount included in the Contract Owner's income. This provision, however, does not apply to those transfers between spouses or incident to a divorce which are governed by Code
Section 1041(a).

CONTRACTS OWNED BY NON-NATURAL PERSONS

Where the Contract is held by a non-natural person (for example, a corporation), the Contract is generally not treated as an annuity contract for federal income tax purposes, and the income on that Contract (generally the increase in the net Accumulated Value less the payments) is includible in taxable income each year. The rule does not apply where the non-natural person is only a nominal owner such as a trust or other entity acting as an agent for a natural person. If an employer is the nominal owner of a Contract, and the beneficial owners are employees, then the Contract is not treated as being held by a non-natural person. The rule also does not apply where the Contract is acquired by the estate of a decedent, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity.

ASSIGNMENTS

A transfer of ownership of a Contract, a collateral assignment or the designation of an Annuitant or other beneficiary who is not also the Contract Owner may result in tax consequences to the Contract Owner, Annuitant or beneficiary that are not discussed herein. A Contract Owner contemplating such a transfer or assignment of a Contract should contact a tax advisor with respect to the potential tax effects of such a transaction.

MULTIPLE CONTRACTS RULE

All non-qualified annuity contracts issued by the same company (or affiliate) to the same Contract Owner during any calendar year are to be aggregated and treated as one contract for purposes of determining the amount includible in the taxpayer's gross income. Thus, any amount received under any Contract prior to the Contract's Annuity Date, such as a partial withdrawal, will be taxable (and possibly subject to the 10% federal penalty tax) to the extent of the combined income in all such contracts. The Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more Contracts purchased by the same Contract Owner. Accordingly, a Contract Owner should consult a tax advisor before purchasing more than one Contract or other annuity contracts.

DIVERSIFICATION STANDARDS

To comply with certain diversification regulations (the "Regulations") under Code Section 817(h), after a start up period, the Separate Account will be required to diversify its investments. The Regulations generally require that on the last day of each quarter of a calendar year, no more than 55% of the value of the Separate Account is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies that suggests that each Subaccount of the Separate Account will be tested for compliance with the percentage limitations by looking through to the assets of the Portfolios in which each such Subaccount invests. All securities of the same issuer are treated as a single investment. Each government agency or instrumentality will be treated as a separate issuer for purposes of those limitations.

In connection with the issuance of temporary diversification regulations in 1986, the Treasury Department announced that such regulations did not provide guidance concerning the extent to which Contract Owners may direct their investments to particular divisions of a separate account. It is possible that regulations or revenue rulings may be issued in this area at some time in the future. It is not clear, at this time, what these regulations or rulings would provide. It is possible that when the regulations or ruling are issued, the Contracts may need to be modified in order to remain in compliance. For these reasons, the Company reserves the right to modify the Contracts, as necessary, to prevent the Contract Owner from being considered the owner of assets of the Separate Account.

We intend to comply with the Regulations to assure that the Contracts continue to be treated as annuity contracts for federal income tax purposes.

403(B) CONTRACTS

Contracts will be offered in connection with retirement plans adopted by public school systems and certain tax-exempt organizations (Code Section 501(c)(3) organizations) for their employees under Section 403(b) of the Code; except, as discussed below and subject to any conditions in an employer's plan, a Contract used in connection with a Section 403(b) Plan offers the same benefits and is subject to the same charges described in this Prospectus.

The Code imposes a maximum limit on annual Purchase Payments which may be excluded from your gross income. Such limit must be calculated in accordance with Sections 403(b), 415 and 402(g) of the Code. In addition, Purchase Payments will be excluded from your gross income only if the 403(b) Plan meets certain Code non-discrimination requirements.

Under your 403(b) Contract, you may borrow against your Contract's Surrender Value after the first Contract Year. No additional loans will be extended until prior loan balances are paid in full. The loan amount must be at least $1,000 with a minimum vested Accumulated Value of $2,000. The loan amount may not exceed the lesser of (a) or (b), where (a) is 50% of the Contract's vested Accumulated Value on the date on which the loan is made, or $10,000, and (b) is $50,000 reduced by the excess, if any, of the highest outstanding balance of loans within the preceding 12 months ending on the day before the current loan is made, over the outstanding balance of loans on the date on which the loan is made. If you are married, your spouse must consent in writing to a loan request. This consent must be given within the 90-day period before the loan is to be made.

The loan interest rate is variable, is determined monthly, and is based on the Moody's Corporate Bond Yield Averages-Monthly Average Corporates (the "Average"), which is published by Moody's Investors Service, Inc. We will notify you of the initial loan interest rate at the time the loan is made. The initial interest rate may be increased or reduced by us during the life of the loan based on changes of the Average. If a change in the Average would cause the initial loan interest rate (or a subsequent rate that has been previously increased or reduced by us) to be reduced by 0.50% per annum or more, we must reduce the loan interest rate. If a change in the Average would cause the initial loan interest rate (or a subsequent rate that has been previously increased or reduced by us) to be increased by 0.50% per annum, we may increase the loan interest rate at our discretion. In no event will the loan interest rate be greater than the maximum allowed by the insurance regulations of the State of New York. On the first Business Day of each calendar month, the Company will determine a loan interest rate. The loan interest rate for the calendar month in which the loan is effective will apply for one year from the loan effective date. Annually on the anniversary of the loan effective date, the rate will be adjusted to equal the loan interest rate determined for the month in which the loan anniversary occurs.

Principal and interest on loans must be amortized in quarterly installments over a five year term except for certain loans for the purchase of a principal residence. If the loan interest rate is adjusted, future payments will be adjusted so that the outstanding loan balance is amortized in equal quarterly installments over the remaining term. The remainder of each repayment will be credited to the individual account.

If a loan payment is not made when due, interest will continue to accrue. The defaulted payment plus accrued interest will be deducted from any future distributions under the Contract and paid to us. Any loan payment which is not made when due, plus interest, will be treated as a distribution, as permitted by law. The loan payment may be taxable to the borrower, and may be subject to the early withdrawal tax penalty.

When a loan is made, the number of Accumulation Units equal to the loan amount will be withdrawn from the individual account and placed in the Collateral Fixed Account. Accumulation Units taken from the individual account to provide a loan do not participate in the investment experience of the related Portfolios. Unless instructed to the contrary by you, the loan amount will be withdrawn on a pro rata basis from the Portfolios to which Accumulated Value has been allocated. Until the loan is repaid in full, that portion of the Collateral Fixed Account shall be credited with interest at a rate of 2% less than the loan interest rate applicable to the loan. However, the interest rate credited to the Collateral Fixed Account will never be less than the guaranteed rate of 3%.

A bill in the amount of the quarterly principal and interest will be mailed directly to you in advance of the payment due date. The initial quarterly repayment will be due three months from the loan date. The loan date will be the date that the Company receives the loan request form in good order. Payment is due within 30 calendar days after the due date. Subsequent quarterly installments are based on the first due date.

When repayment of principal is made, Accumulation Units will be reallocated on a current value basis among the same investment Portfolios and in the same proportion as when the loan was initially made, unless you specify otherwise. If a repayment in excess of a billed amount is received, the excess will be applied towards the principal portion of the outstanding loan. Payments received which are less than the billed amount will not be accepted and will be returned to you.

If a partial surrender is taken from your individual account due to nonpayment of a billed quarterly installment, the date of the surrender will be the first Business Day following the 30 calendar day period in which the repayment was due.

Prepayment of the entire loan is allowed. At the time of prepayment, the Company will bill you for any accrued interest. The Company will consider the loan paid when the loan balance and accrued interest are paid.

If the individual account is surrendered with an outstanding loan balance, the outstanding loan balance and accrued interest will be deducted from the Surrender Value. If the individual account is surrendered, with an outstanding loan balance, due to the Contract Owner's death or the election of an Annuity Payment Option, the outstanding loan balance and accrued interest will be deducted.

The Company may require that any outstanding loan be paid if the individual account value falls below an amount equal to 25% of total loans outstanding.

The Code requires the aggregation of all loans made to an individual employee under a single employer-sponsored 403(b) Plan. However, since the Company has no information concerning the outstanding loans that you may have with other companies, it will only use the information available under Contracts issued by the Company.

The Code imposes restrictions on full or partial surrenders from 403(b) individual accounts attributable to Purchase Payments under a salary reduction agreement and to any earnings on the entire 403(b) individual account credited on and after January 1, 1989. Surrenders of these amounts are allowed only if the Contract Owner (a) has died, (b) has become disabled, as defined in the Code, (c) has attained age 59 1/2, or (d) has separated from service. Surrenders are also allowed if the Contract Owner can show "hardship," as defined by the Internal Revenue Service, but the surrender is limited to the lesser of Purchase Payments made on or after January 1, 1989 or the amount necessary to relieve the hardship. Even if a surrender is permitted under these provisions, a 10% federal tax penalty may be assessed on the withdrawn amount if it does not otherwise meet the exceptions to the penalty tax provisions. (See "Taxation of Annuities in General," page 24.)

Under the Code, you may request a full or partial surrender of an amount equal to the individual account cash value as of December 31, 1988 (the "grandfathered" amount), subject to the terms of the 403(b) Plan. Although the Code surrender restrictions do not apply to this amount, a 10% federal penalty tax may be assessed on the withdrawn amount if it does not otherwise meet the exceptions to the penalty tax provisions (See "Taxation of Annuities in General," page 24.)

The Company believes that the Code surrender restrictions do not apply to tax-free transfers pursuant to Revenue Ruling 90-24. The Company further believes that the surrender restrictions will not apply to any "grandfathered" amount transferred pursuant to Revenue Ruling 90-24 into another 403(b) Contract.

                              GENERAL INFORMATION

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

The Company retains the right, subject to any applicable law, to make certain changes. The Company reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio of the Funds, or of another registered, open-end management investment company, if the shares of the Portfolios are no longer available for investment, or, if in the Company's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to a Contract Owner's interest in a Portfolio will not be made until SEC approval has been obtained and the Contract Owner has been notified of the change.

New Portfolios may be established at the discretion of the Company. Any new Portfolio will be made available to existing Contract Owners on a basis to be determined by the Company. The Company may also eliminate one or more Portfolios if marketing, tax, investment or other conditions so warrant.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the Contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be deregistered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

VOTING RIGHTS

The Funds do not hold regular meetings of shareholders. The Directors/Trustees of each Fund may call special meetings of shareholders as may be required by the 1940 Act or other applicable law. To the extent required by law, the Portfolio shares held in the Separate Account will be voted by the Company at shareholder meetings of each Fund in accordance with instructions received from persons having voting interests in the corresponding Portfolio. Fund shares as to which no timely instructions are received or shares held by the Company as to which Contract Owners have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all Contracts participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

The number of votes that are available to a Contract Owner will be calculated separately for each Portfolio. That number will be determined by applying his or her percentage interest, if any, in a particular Portfolio to the total number of votes attributable to the Portfolio.

Prior to the Annuity Date, a Contract Owner holds a voting interest in each Portfolio to which the Accumulated Value is allocated. The number of votes which are available to a Contract Owner will be determined by dividing the Accumulated Value attributable to a Portfolio by the net asset value per share of the applicable Portfolio. After the Annuity Date, the person receiving Annuity Payments has the voting interest. The number of votes after the Annuity Date will be determined by dividing the reserve for such Contract allocated to the Portfolio by the net asset value per share of the corresponding Portfolio. After the Annuity Date, the votes attributable to a Contract decrease as the reserves allocated to the Portfolio decrease. In determining the number of votes, fractional shares will be recognized.

The number of votes of the Portfolio that are available will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the corresponding Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by such Fund.

AUDITORS

Ernst & Young LLP serves as independent auditors for the Separate Account and the Company and will audit their financial statements annually.

LEGAL MATTERS

Jorden Burt Berenson & Johnson LLP of Washington, D.C. has provided legal advice relating to the federal securities laws applicable to the issue and sale of the Contracts. All matters of New York law pertaining to the validity of the Contract and the Company's right to issue such Contracts have been passed upon by Kimberly A. Scouller, Esquire, on behalf of the Company.

                               OTHER INFORMATION


Item 24.  Financial Statements and Exhibits
          (a)      Financial Statements.
          Part A.  None
          Part B. As of the date of the Prospectus and Statement of Additional Information, First Providian Life and Health Insurance Company Separate Account C had no assets and therefore, no financial statements are presented with respect to the Separate Account.

                   To be filed by amendment.

          Part C.  None
          (b)      Exhibits.

          (1) Resolution of the Board of Directors of First Providian Life and Health Insurance Company ("First Providian") authorizing establishment of the Separate Account./2/
          (2)      Not Applicable.
          (3)      Distribution Agreement.

                   (a)    Form of Selling Agreement./2/
          (4)      (a)    Form of variable annuity contract./2/
          (5)      (a)    Form of Application./2/
          (6)      (a)    Amended and Restated Charter of First Providian/2/
                   (b)    By-Laws of First Providian as amended February 28,
                          1995./2/
          (7)      Not Applicable.

          (8)      (a)    Form of Participating Agreement for the Funds./2/
                   (b)    Form of Marketing Agreement./2/
          (9)      (a)    Opinion and Consent of Counsel./1/
                   (b)    Consent of Counsel./1/
          (10)     Consent of Independent Auditors./1/
          (11)     No Financial Statements are omitted from Item 23.
          (12)     Not Applicable.
          (13)     Not Applicable.
          (14)     Not Applicable.





-------------------------------------
/1/Filed herewith.

/2/Incorporated by reference from Pre-Effective Amendment No. 1 to the Registration Statement of First Providian Life and Health Insurance Company, File No. 33-94204.

Item 25.  Directors and Officers of the Depositor

Principal business address is 520 Columbia Drive, Johnson City, New York
13790.

Chairman of the Board & President                       David J. Miller
Senior Vice President/Human Resources
   and Corporate Communications                         John H. Rogers
Senior Vice President                                   David B. Smith
Senior Vice President                                   Martin Renninger
Vice President & Qualified Actuary                      Brian Alford
Vice President                                          Edward A. Biemer

Vice President                                          Thomas P. Bowie
Vice President, Treasurer &
   Senior Financial Officer                             Dennis E. Brady
Vice President                                          Gregory J. Garvin
Vice President                                          Carolyn M. Kerstein
Vice President/Underwriting                             William J. Kline
Vice President                                          Jeffrey P. Lammers
Vice President & Secretary                              Susan E. Martin
Vice President                                          Kevin P. McGlynn
Vice President                                          Douglas E. Menges
Vice President                                          Thomas B. Nesspor
Vice President                                          G. Eric O'Brien

Vice President                                          Daniel H. Odum
Vice President and Actuary                              John C. Prestwood, Jr.
Vice President                                          Nancy B. Schuckert
Vice President                                          Joseph D. Strenk
Vice President                                          William C. Tomilin
Assistant Vice President                                Geralyn Barbato

Assistant Vice President &
   Qualified Actuary                                    Michael A. Cioffi
Assistant Vice President                                Mary Ellen Fahringer
Assistant Vice President                                Joan G. Chandler
Assistant Vice President &
   Assistant Treasurer                                  John A. Mazzuca
Assistant Vice President and
   Consumer Services Officer                            Rosalie M. Smith
Assistant Controller                                    Joseph C. Noone
Second Vice President                                   Cindy L. Chanley

Second Vice President                                   George E. Claiborne, Jr.

Second Vice President                                   Michele Coan
Second Vice President                                   Karen H. Fleming
Second Vice President                                   Michael F. Lane
Second Vice President                                   Michael K. Mingus
Second Vice President                                   Robin Morgan

Second Vice President                                   Frank J. Rosa
Second Vice President                                   William W. Strickland
Second Vice President                                   Janice L. Weaver
Second Vice President/Investments                       Terri L. Allen
Second Vice President/Investments                       Tom Bauer
Second Vice President/Investments                       Kirk W. Buese
Second Vice President/Investments                       Curt M. Burns
Second Vice President/Investments                       Joel L. Coleman
Second Vice President/Investments                       William S. Cook
Second Vice President/Investments                       Deborah A. Dias
Second Vice President/Investments                       Eric B. Goodman
Second Vice President/Investments                       James Grant
Second Vice President/Investments                       Theodore M. Haag
Second Vice President/Investments                       Frederick B. Howard

Second Vice President/Investments              Diane J. Hulls
Second Vice President/Investments              William H. Jenkins
Second Vice President/Investments              Frederick C. Kessell
Second Vice President/Investments              Tim Kuussalo
Second Vice President/Investments              Mark E. Lamb
Second Vice President/Investments              Monika Machon
Second Vice President/Investments              James D. MacKinnon
Second Vice President/Investments              Jack McCabe
Second Vice President/Investments              Jeffrey T. McGlaun
Second Vice President/Investments              Wayne R. Nelis
Second Vice President/Investments              James G. Nickerson
Second Vice President/Investments              Douglas H. Owen, Jr.
Second Vice President/Investments              Debra K. Pellman
Second Vice President/Investments              Jon L. Skaggs
Second Vice President/Investments              James A. Skufca
Second Vice President/Investments              Robert A. Smedley
Second Vice President/Investments              Bradley L. Stofferahn
Second Vice President/Investments              Randall K. Waddell
Second Vice President and Assistant
   Secretary                                   Edward P. Reiter
Assistant Secretary                            L. Jude Clark
Assistant Secretary                            Colleen S. Lyons
Assistant Secretary                            Mary Ann Malinyak
Assistant Secretary                            John F. Reesor
Assistant Secretary                            Kimberly A. Scouller
Assistant Secretary                            R. Michael Slaven
Product Compliance Officer                     James T. Bradley


DIRECTORS:

Dennis E. Brady                                David J. Miller
I. Donald Britton                              Thomas B. Nesspor
Patricia A. Collins                            Brian H. Perry
Jack M. Dann                                   Martin Renninger
Jeffrey H. Goldberger                          Rosalie M. Smith
Susan E. Martin                                Paul Yakulis

Kevin McGlynn                                  John C. Prestwood, Jr.


Item 26. Persons controlled by or Under Common Control with the Depositor or Registrant.

      The Depositor, First Providian Life and Health Insurance Company ("First Providian"), is directly and indirectly wholly owned by Providian Corporation. The Registrant is a segregated asset account of First Providian.

      The following chart indicates the persons controlled by or under common control with First Providian:

                                             Jurisdiction of
Name                                          Incorporation      Percent of Voting Securities Owned
--------------------------------             ---------------     ----------------------------------

Providian Corporation                        Delaware            100% Publicly Owned

Providian Agency Group, Inc.                 Kentucky            100% Providian Corp.

Benefit Plans, Inc.                          Delaware            100% Providian Corp.

DurCo Agency, Inc.                           Virginia            100% Benefit Plans, Inc.

Providian Assignment Corporation             Kentucky            100% Providian Corp.

Providian Financial Services, Inc.           Pennsylvania        100% Providian Corp.

Providian Securities Corporation             Pennsylvania        100% Providian Financial Srvs, Inc.

Wannalancit Corp.                            Massachusetts       100% Providian Corp.

Providian Investment                         Delaware            100% Providian Corp.
   Advisors, Inc.

Providian Capital Management, Inc.           Delaware            100% Providian Corp.

Providian Capital Mgmt.                      Delaware            100% Providian Capital Management, Inc.
   Real Estate Services, Inc.

Capital Real Estate Development Corp.        Delaware            100% Providian Corp.

KB Currency Advisors, Inc.                   Delaware            33 1/3% Capital Real Estate Dev. Corp.
                                                                 33 1/3% Jonathan M. Berg
                                                                 33 1/3% Andrew J. Krieger

Capital General Development Corp.            Delaware            100% Providian Corp.

Commonwealth Life Insurance Co.              Kentucky            100% Capital General Development Corp.

Agency Holding I, Inc.                       Delaware            100% Commonwealth Life Ins. Co.*

Agency Investments I, Inc.                   Delaware            100% Agency Holding I, Inc.

Commonwealth Agency, Inc.                    Kentucky            100% Commonwealth Life Insurance Co.

Peoples Security Life                        North Carolina      100% Capital General Development Corp.
   Insurance Company

Ammest Realty Corporation                    Texas               100% Peoples Security Life Insurance Co.

Agency Holding II, Inc.                      Delaware            100% Peoples Security Life Insurance Co.

Agency Investments II, Inc.                  Delaware            100% Agency Holding II, Inc.

Agency Holding III, Inc.                     Delaware            100% Peoples Security Life Insurance Co.

Ramada Inn Coliseum Operating
   Company                                   Mississippi         100% Peoples Security Life Insurance Co.



Agency Investments III, Inc.                 Delaware         100% Agency Holding III, Inc.

Capital 200 Block Corporation                Delaware         100% Providian Corp.

Capital Broadway Corporation                 Kentucky         100% Providian Corp.

Capital Security Life Ins. Co.               North Carolina   100% Providian Corp.



Independence Automobile                      Florida          100% Capital Security Life Insurance Co.
   Association, Inc.

Independence Automobile Club                 Georgia          100% Capital Security Life Insurance Co.

Southlife, Inc                    .          Tennessee        100% Providian Corp.



Providian Bancorp, Inc.                      Delaware         100% Providian Corp.

First Deposit Service Corporation            California       100% Providian Bancorp, Inc.

First Deposit Life Insurance Co.             Arkansas         100% Providian Bancorp, Inc.

First Deposit National Bank                  United States    100% Providian Bancorp, Inc.

Winnisquam Community                         New Hampshire    96% First Deposit National Bank
   Development Corp.                                          4% First New Hampshire Bank

Providian Credit Corporation                 Delaware         100% Providian Bancorp, Inc.

Providian National Bank                      United States    100% Providian Bancorp, Inc.

Providian National Bancorp                   California       100% Providian Bancorp, Inc.

Commonwealth Premium Finance                 California       100% Providian National Bancorp

Providian Credit Services, Inc.              Utah             100% Providian Bancorp, Inc.

Providian Insurance Agency, Inc.             Pennsylvania     100% Providian Corp.

National Home Life Corporation               Pennsylvania     100% Providian Insurance Agency, Inc.

Compass Rose Development Corp.               Pennsylvania     100% Providian Insurance Agency, Inc.

Association Consultants, Inc.                Illinois         100% Providian Insurance Agency, Inc.




Valley Forge Associates, Inc.                Pennsylvania     100% Providian Insurance Agency, Inc.

Veterans Benefits Plans, Inc.                Pennsylvania     100% Providian Insurance Agency, Inc.

Veterans Insurance Services, Inc.            Delaware         100% Providian Insurance Agency, Inc.

Financial Planning Services, Inc.            Washington, DC   100% Providian Insurance Agency, Inc.

Providian Auto and Home                      Missouri         100% Providian Corp.
   Insurance Company

Academy Insurance Group, Inc.                Delaware         100% Providian Auto and Home
                                                              Insurance Co.

Academy Life Insurance Company               Missouri         100% Academy Insurance Group, Inc.

Pension Life Insurance Company               New Jersey       100% Academy Insurance Group, Inc.
   of America

Academy Services, Inc.                       Delaware         100% Academy Insurance Group, Inc.

Ammest Development Corporation, Inc.         Kansas           100% Academy Insurance Group, Inc.

Ammest Insurance Agency, Inc.                California       100% Academy Insurance Group, Inc.

Ammest Massachusetts Ins.                    Massachusetts    100% Academy Insurance Group, Inc.
   Agency, Inc.

Ammest Realty, Inc.                          Pennsylvania     100% Academy Insurance Group, Inc.

AMPAC, Inc.                                  Texas            100% Academy Insurance Group, Inc.

AMPAC Insurance Agency, Inc.                 Pennsylvania     100% Academy Insurance Group, Inc.

Data/Mark Services, Inc.                     Delaware         100% Academy Insurance Group, Inc.

Force Financial Group, Inc.                  Delaware         100% Academy Insurance Group, Inc.

Force Financial Services, Inc.               Massachusetts    100% Force Financial Group, Inc.

Military Associates Inc.                     Pennsylvania     100% Academy Insurance Group, Inc.

NCOA Motor Club, Inc.                        Georgia          100% Academy Insurance Group, Inc.

NCOAA Management Company                     Texas            100% Academy Insurance Group, Inc.

Unicom Administrative Services, Inc.         Pennsylvania     100% Academy Insurance Group, Inc.

Unicom Administrative Services,              Germany          100% Unicom Admin. Services, Inc.
   GmbH

Providian Property and Casualty              Kentucky         100% Providian Auto and Home
   Insurance Company                                          Insurance Co.

Providian Mauritius Ltd.                     Mauritius        100% Providian Corporation

Providian LLC.                               British West
                                               Indies         100% Providian Corporation


Providian Fire Insurance Company             Kentucky         100% Providian Property and Casualty
                                                              Insurance Co.

Capital Liberty L.P.                         Delaware         5% Providian Corp. (General Partnership
   (Limited Partnership)                                      Interest)
                                                              76% Commonwealth Life Insurance
                                                              Company (Limited Partnership Interest)
                                                              19% Peoples Security Life Insurance Co.
                                                              (Limited Partnership Interest)

Providian Life and Health                    Missouri         4% Providian Corp.;
   Insurance Company                                          61% Commonwealth Life Ins.  Company;
                                                              15% Peoples Security Life Insurance. Co.;
                                                              20% Capital Liberty, L.P.

Veterans Life Insurance Company              Illinois         100% Providian Life and Health Ins. Co.

Providian Services, Inc.                     Pennsylvania     100% Veterans Life Insurance Co.

First Providian Life and Health              New York         100% Veterans Life Insurance Co.
   Insurance Company

Item 27.  Number of Contract Owners

          As of November 12, 1996, there were no Contract Owners.

Item 28.  Indemnification.

      Item 28 is incorporated by reference from Pre-Effective Amendment No.1 to the Registration Statement of First Providian Life and Health Insurance Company, File No. 33-94212.

Item 29.  Principal Underwriters

      (a) Providian Securities Corporation, which serves as the principal underwriter for the variable annuity contracts funded by Separate Account C, also serves as the principal underwriter for variable life insurance policies funded by Separate Account I, Separate Account II and Separate Account V of Providian Life and Health Insurance Company (formerly National Home Life Assurance Company).

      (b)   Directors and Officers

                                     Positions and Officers
            Name                         with Underwriter
            ----                         ----------------

            Jeffrey P. Lammers       President, Assistant Secretary and Director
            Harvey E. Willis         Vice President and Secretary
            Kimberly A. Scouller     Vice President and Chief Compliance
                                     Officer

            John P. Fendig           Vice President and Assistant Compliance
                                     Officer
            Mark Nerderman           Vice President
            Michael F. Lane          Vice President

            Sarah J. Strange         Vice President
            Elaine J. Robinson       Treasurer
            Michael G. Ayers         Controller
            Frederick C. Kessell     Director
            Robert. L. Walker        Director

Item 30.  Location of Accounts and Records

      The books, accounts and other documents required by Section 31(a) under the Investment Company Act and the rules promulgated thereunder will be maintained in the physical possession of First Providian Life and Health Insurance Company at its administrative offices at 520 Columbia Drive, Johnson City, New York 13790.

Item 31.  Management Services

          All management contracts are discussed in Part A or Part B.

Item 31.  Undertakings

      (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to sent for a Statement of Additional Information;

      (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      (d) First Providian Life and Health Insurance Company represents that the fees and charges deducted under the contract described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by First Providian Life and Health Insurance Company.

                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor, have caused this amended Registration Statement to be signed on its behalf in the County of Jefferson Commonwealth of Kentucky on the 12th day of November 1996.

                        FIRST PROVIDIAN LIFE AND HEALTH INSURANCE

                        COMPANY SEPARATE ACCOUNT C (REGISTRANT)

                        By:  First Providian Life and Health Insurance Company


                        By:   David J. Miller*
                              ------------------------------------------------
                              David J. Miller
                              Chairman of the Board and President



                        FIRST PROVIDIAN LIFE AND HEALTH INSURANCE
                        COMPANY (DEPOSITOR)

                        By:   David J. Miller*
                              ------------------------------------------------
                              David J. Miller
                              Chairman of the Board and President

                                /s/ R. Michael Slaven
                        *By:  ------------------------------------------------
                                    R. Michael Slaven
                                    Attorney-in-Fact

As required by the Securities Act of 1933, this amended Registration Statement has been duly signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                      DATE
---------                                -----                      ----

 David J. Miller*            Director, Chairman of the Board   November 12, 1996
---------------------------  and President
David J. Miller

 Dennis E. Brady*            Director, Vice President,         November 12, 1996
---------------------------  Treasurer and Senior Financial
Dennis E. Brady              Officer
                             (Chief Accounting Officer)

 Susan E. Martin*            Director, Vice President and      November 12, 1996
---------------------------  Secretary
Susan E. Martin

 I. Donald Britton*          Director                          November 12, 1996
---------------------------
I. Donald Britton

 Patricia A. Collins*        Director                          November 12, 1996
---------------------------
Patricia A. Collins

 Jack M. Dann*               Director                          November 12, 1996
---------------------------
Jack M. Dann

 Jeffrey H. Goldberger*      Director                          November 12, 1996
---------------------------
Jeffrey H. Goldberger

 Brian H. Perry*             Director                          November 12, 1996
---------------------------
Brian H. Perry

 Martin Renninger*           Director and Senior Vice          November 12, 1996
---------------------------  President
Martin Renninger

 Paul Yakulis*               Director                          November 12, 1996
---------------------------
Paul Yakulis

 Rosalie M. Smith*           Director                          November 12, 1996
---------------------------
Rosalie M. Smith

 Thomas B. Nesspor*          Director and Vice President       November 12, 1996
---------------------------
Thomas B. Nesspor

 Kevin P. McGlynn*           Director and Vice President       November 12, 1996
---------------------------
Kevin P. McGlynn

 John C. Prestwood Jr.*      Director, Vice President          November 12, 1996
---------------------------  and Actuary
John C. Prestwood Jr.

* By:  /s/ R. Michael Slaven
       ----------------------------
           R. Michael Slaven
           Attorney-in-Fact

                              SEPARATE ACCOUNT C
                   PROVIDIAN ADVISOR'S EDGE VARIABLE ANNUITY

                               INDEX TO EXHIBITS


EXHIBIT 9(a)        OPINION AND CONSENT OF COUNSEL

EXHIBIT 9(b)        CONSENT OF COUNSEL

EXHIBIT 10          CONSENT OF INDEPENDENT AUDITORS